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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02031211

REGISTRANT'S NAME Alpha General (Holdings) Limited

*CURRENT ADDRESS Room 1503 Dominion Centre
43-59 Queen's Road East
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 20 2002
THOMSON
FINANCIAL

FILE NO. 82- 5265 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DATE : 3/27/02

Notice is hereby given that the Annual General Meeting of the Members of Alpha General (Holdings) Limited (the "Company") will be held at Aberdeen Room (level 3), JW Marriot Hotel, Pacific Place, 88 Queensway, Hong Kong on September 25, 2000 (Monday) at 10:00 a.m. for the following purposes:

1. To adopt the Audited Financial Statements together with the Report of the Directors and the Report of the Auditors for the year ended March 31, 2000.
2. To declare a final dividend for the year ended March 31, 2000.
3. (a) To elect Directors.

   (b) To authorise Directors to appoint any person as a Director either to fill a casual vacancy or as an addition to the existing Board of Directors.
4. To ratify and fix Directors' fee.
5. *To re-appoint Auditors and authorise the Directors to* fix their remuneration.

By Order of the Board

Tang Chi Chuen
Secretary

Hong Kong, July 21, 2000

茲通告第一診寶（集團）有限公司（「本公司」）謹訂於二零零零年九月二十五日（星期一）上午十時正假座香港金鐘道八十八號太古廣場萬豪酒店三樓宴會廳舉行股東週年大會，以處理下列各項：

1. 接納截至二零零零年三月三十一日止年度之經審核財務報表連同董事會報告及核數師報告，
2. 宣派截至二零零零年三月三十一日止年度末期股息；
3. (a) 選舉董事

   (b) 授權董事委任任何人士出任董事，以填補臨時空缺或作為新增之董事會成員，
4. 正式批准及釐定董事酬金，
5. 重聘核數師並授權董事釐定其酬金，

承董事會命

秘書
鄧志全

香港，二零零零年七月二十一日


Alpha General (Holdings) Limited
第一珍寶（集團）有限公司
中期報告
2000


Alpha General (Holdings) Limited
第一珍寶（集團）有限公司
02 MAR 22 AM 8:29
Interim Report
2000

CONTENTS

Pages

INDEPENDENT REVIEW REPORT

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE BOARD OF DIRECTORS OF
ALPHA GENERAL (HOLDINGS) LIMITED (THE "COMPANY")

Introduction

We have been instructed by the Company to review the interim financial report for the six months ended 30 September 2000 set out on pages 7 to 16.

Directors' responsibilities

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"). However, the Listing Rules permit departure from SSAP 25 in that comparative figures are not required for the first cash flow statement to be included in the interim financial report relating to accounting periods ended on or after 1 July 2000. The interim financial report is the responsibility of, and has been approved by, the directors.

Review of work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial

report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2000.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 18 December 2000

MANAGEMENT DISCUSSION & ANALYSIS

INTERIM RESULTS

For the six-month period ended 30 September 2000, turnover was approximately HK$354,253,000, representing a slight increase of about 1.64% from last year of HK$348,523,000. Profit attributable to shareholders was about HK$12,653,000, representing a decrease of approximately 38.57% when compared with last year's HK$20,598,000. Earnings per share were 0.33 HK cent (1999: 0.63 HK cent).

BUSINESS REVIEW

Business in Hong Kong — Retail market

During the period under review, the economy of Hong Kong did not recover as expected due to the slump in technology stocks during April to September 2000. Consumption power and sentiment remained low and retail market continued to be sluggish. Besides, the second-hand property market was not active during the period under review and this further worsened the sales performance.

In view of continued slow operating environment, competitors resorted to price war. The Group, thus, strove to contain operating cost in a way to offset the revenue decrease and it successfully reduced expenses on warehouse and interest. The Group managed to maintain turnover at HK$226,443,000 (1999: HK$251,227,000), representing a slight decrease of 9.87%. Profit from operations decreased 41.72% and amounted to HK$14,366,000 (1999: HK$24,651,000).

During the period under review, customers turned to mass-line products, and therefore the sales of "Fuji Electric" air-conditioners which were more competitive in price surged 46% comparing with that of the corresponding period last year.

Upon the accelerated digitalization, the prospects of "Fujitsu" Plasma Display Monitor are promising. During the period under review, the sales of this advanced technological product increased by 26.5% comparing with that of the corresponding period of last year.

During the period under review, the Group was testing the market with computer peripherals products and may officially launch potential products upon positive response being reported.

Business in Hong Kong — Project market

During the period under review, the Group has completed and booked some projects out of the contract sum of HK$220,000,000 committed in last financial year. In addition, the Group also newly secured the project sum of about HK$100,000,000 including the supply and installation of window and split type air-conditioners in various deluxe mansions during that period.

Business in the PRC

The expansion in the PRC is growing as expected. The price war initiated by domestic manufacturers affected the Group's profitability during the period. Turnover increased by 31% recording HK$127,810,000 (1999: HK$97,296,000) with the enhanced effort on promotions; while profit from operations increased 5.92% to HK2,360,000 (1999: HK$2,228,000). Only 5 models of "GENERAL" air-conditioners are supplied by the manufacturing arm of Fujitsu General Ltd. in Shanghai, of which the majority production were for export according to the PRC regulation. Therefore, there were limited quantity for domestic distribution and the Group's growth potential has not been fully demonstrated.

Preparing for the future expansion, the Group strove for consolidating existing footholds in Guangdong Province and East of the PRC and the relationship with dealers in various regions.

PROSPECTS

In the second half of the year, the Group will pay close attention to the retail sentiment and the anticipated keen competition in both Hong Kong and the PRC.

The Hong Kong government increases allowance to government-related institutions and places emphasis on environmental issue which is expected to boost the demand for air-conditioners. The Group will make every endeavor to secure tenders.

The Group dedicates to consolidate and expand its footprint and dealer relationship since the Board believes that an extensive distribution network is an intangible asset in the long run. It will allocate more resources in establishing an extensive distribution network and building brand equity in the PRC. In the coming months, the Group intends to explore markets in Beijing, Tianjing, Shenyang, Fujian and Shantou. It is believed to be the essential preparation for the distribution of the locally manufactured and imported "**OGENERAL**" air-conditioners when the PRC successfully enters the World Trade Organization (the "WTO").

The Group believes that it will enable the Group to import diverse models of "**OGENERAL**" air-conditioners with lower tariff after the successful entry to WTO of the PRC to strengthen its product range.

The Group's website at *www.alphagp.com.hk*, which provides a more comprehensive after-sale service to its customers, has been launched. It operates positively since the operating cost is reduced by no-paper communication and automatic reply or confirmation on appointment, in addition to the increased number of maintenance contracts proceeded through online booking, which generated income stream in return.

To look forward, the Group will strive to identifying new potential investment including the distribution of computer peripherals to raise shareholders' value.

EMPLOYMENT AND REMUNERATION POLICY

As at 30 September 2000, the Group had approximately 165 employees, of which about 128 in Hong Kong and 37 in the PRC.

The remuneration policy and package of the Group's employees are based on industry's practices. In addition, discretionary bonus and other merit payments are linked to the profit performance of the Group and individual performance as recognition and reward for value creation. Its staff benefits, welfare and statutory contributions if any, are made in accordance with prevailing labor laws of its operating entities.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 September 2000 HK$'000 (Unaudited)	1999 HK$'000 (Unaudited)
Turnover	2	**354,253**	348,523
Cost of sales		**(262,973)**	(263,631)
Gross profit		**91,280**	84,892
Other revenue		**78**	115
Distribution costs		**(37,536)**	(23,131)
Administrative expenses		**(37,096)**	(34,997)
Profit from operations	3	**16,726**	26,879
Finance costs		**(993)**	(2,859)
Interest income		**261**	62
Profit before taxation		**15,994**	24,082
Taxation	4	**(3,341)**	(3,484)
Net profit for the period		**12,653**	20,598
Dividends	5	**(3,866)**	(4,483)
Profit for the period, retained		**8,787**	16,115
Earnings per share			
— Basic	6	**0.33 cent**	0.63 cent

There were no recognised gains or losses other than the net profit for the period.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
Non-current assets			
Property, plant and equipment		**31,019**	30,819
Club debenture		**753**	753
		31,772	31,572
Current assets			
Inventories		**166,807**	218,508
Trade and other receivables	*8*	**137,849**	105,577
Tax recoverable		**215**	2,404
Bank balances and cash		**32,192**	48,440
		337,063	374,929
Current liabilities			
Trade and other payables	*9*	**44,765**	88,545
Bank borrowings — due within one year		**21,662**	28,362
Taxation		**161**	—
Dividend payable		**13,531**	9,665
		80,119	126,572
Net current assets		**256,944**	248,357

	Notes	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
Total assets less current liabilities		**288,716**	279,929
Non-current liability			
Deferred taxation		**2,457**	2,457
		286,259	277,472
Capital and reserves			
Share capital	*10*	**38,660**	38,660
Reserves		**247,599**	238,812
		286,259	277,472

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	Six months ended 30 September 2000 HK$'000
Net cash outflow from operating activities	11	(5,954)
Returns on investments and servicing of finance		
Interest received		261
Interest paid		(993)
Net cash outflow from returns on investments and servicing of finance		(732)
Taxation		
Hong Kong Profits Tax paid		(1,541)
Net tax refund in other jurisdictions		550
Taxation paid		(991)
Investing activities		
Purchase of property, plant and equipment		(1,878)
Proceeds from sale of property, plant and equipment		7
Net cash outflow from investing activities		(1,871)
Net cash outflow before financing		(9,548)

	Six months ended 30 September 2000 HK$'000
Financing	
Repayment of bank loans	(14,019)
Net cash inflow from trust receipt loans	6,221
Net cash outflow from financing	(7,798)
Decrease in cash and cash equivalents	(17,346)
Cash and cash equivalents at beginning of the period	44,629
Cash and cash equivalents at end of the period	27,283
Analysis of the balances of cash and cash equivalents	
Bank balances and cash	32,192
Bank overdrafts	(4,909)
	27,283

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies**

The condensed financial statements have been prepared under the historical cost convention and in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that comparative figures are not presented for the cash flow statement, being the first cash flow statement to be included in the interim financial report relating to accounting period ended on or after 1 July 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31 March 2000.

2. **Segment information**

	Turnover Six months ended 30 September 2000 *HK$'000* (Unaudited)	 1999 *HK$'000* (Unaudited)	Contribution to profit from operations Six months ended 30 September 2000 *HK$'000* (Unaudited)	 1999 *HK$'000* (Unaudited)
Wholesale, retail and project sales				
Hong Kong and Macau	226,443	251,227	14,366	24,651
PRC	127,810	97,296	2,360	2,228
Total	354,253	348,523	16,726	26,879

3. **Profit from operations**

Profit from operations for the period has been arrived after charging depreciation and amortisation of HK$1,249,000 (1999: HK$1,295,000) in respect of the Group's property, plant and equipment.

4. **Taxation**

The charge represents Hong Kong Profits Tax calculated at the rate of 16% on the estimated assessable profits for both periods.

5. **Dividends**

The directors have determined that an interim dividend of 0.10 HK cent (1999: 0.12 HK cent as adjusted for the share subdivision which took place on 3 April 2000) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Tuesday, 9 January 2001.

6. **Earnings per share**

The calculation of the basic earnings per share is based on the Group's net profit for the period of HK$12,653,000 (1999: HK$20,598,000) and on the weighted average number of 3,866,024,000 (1999: 3,246,947,890) ordinary shares in issue during the period.

The weighted average number of ordinary shares for the purposes of basic earnings per share have been adjusted for the effect of the subdivision of shares made by the Company on 3 April 2000.

No diluted earnings per share is calculated for the six months ended 30 September 2000 as there were no share options outstanding during that period.

As all the Company's warrants lapsed during the six months ended 30 September 1999 and the exercise price of the outstanding share options of the Company was higher than the average market price of the Company's shares during that period, no diluted earnings per share was calculated for the six months ended 30 September 1999.

7. **Property, plant and equipment**

During the period, the Group acquired property, plant and equipment amounting to approximately HK$1,878,000.

8. Trade and other receivables

The Group allows an average credit period of 30 days to its trade customers.

The following is an ageing analysis of trade receivables at the reporting date:

	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
0–30 days	54,234	36,964
31–60 days	29,391	16,435
> 60 days	42,929	37,994
	126,554	91,393
Other receivables	11,295	14,184
	137,849	105,577

9. Trade and other payables

The following is an ageing analysis of trade payables at the reporting date:

	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
0–30 days	7,090	45,140
31–60 days	157	19,858
> 60 days	3,007	7,418
	10,254	72,416
Other payables	34,511	16,129
	44,765	88,545

10. Share capital

The following changes in the authorised and issued share capital of the Company took place during the six months ended 30 September 1999 and 2000:

	Number of shares	Amount HK$'000
Authorised:		
Ordinary shares of HK$0.10 each:		
At 1 April 1999 and 30 September 1999	600,000,000	60,000
Shares subdivision on 3 April 2000	5,400,000,000	—
Ordinary shares of HK$0.01 each:		
At 30 September 2000	6,000,000,000	60,000

	Number of shares	Amount HK$'000
Issued and fully paid:		
Ordinary shares of HK$0.10 each:		
At 1 April 1999	323,601,600	32,360
Shares issued on exercise of warrants	800	—
Shares issued for cash proceeds	50,000,000	5,000
At 30 September 1999	373,602,400	37,360
Shares issued on exercise of share options	13,000,000	1,300
At 31 March 2000	386,602,400	38,660
Shares subdivision on 3 April 2000	3,479,421,600	—
Ordinary shares of HK$0.01 each:		
At 30 September 2000	3,866,024,000	38,660

11. **Reconciliation of profit before taxation to net cash outflow from operating activities**

	1 April 2000 to 30 September 2000 *HK$'000*
Profit before taxation	15,994
Depreciation and amortisation	1,249
Loss on disposal of property, plant and equipment	422
Interest income	(261)
Interest expenses	993
Decrease in inventories	51,701
Increase in trade and other receivables	(32,272)
Decrease in trade and other payables	(43,780)
Net cash outflow from operating activities	(5,954)

12. **Commitments**

	30 September 2000 *HK$'000* (Unaudited)	31 March 2000 *HK$'000*
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financial statements	—	210

ADDITIONAL INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

INTERIM DIVIDEND

The directors have determined that an interim dividend of 0.10 HK cent (1999: 0.12 HK cent as adjusted for the share subdivision which took place on 3 April 2000) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Tuesday, 9 January, 2000.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 3 January 2001 to Tuesday, 9 January 2001, both days inclusive, during which period no transfers of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration no later than 4:00 p.m. on Tuesday, 2 January 2001.

DIRECTORS' INTEREST IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 30 September 2000, the interests of the directors and their associates in the share capital of the Company and its associated corporations recorded in the register kept by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") of the Company were as follows:

(I) The Company

(a) *Shares*

Name of director	Number of Shares of HK$0.01 each — Personal interests	Other interests
Mr. Chu Ka Lok, Peter	7,340,000	2,365,200,000 *(Note)*
Mr. Wat Hon Keung	20,000,000	—
Mr. Chan Kai Kwok	20,000,000	—
Ms. Chu Maria Teresa	50,000,000	—

Note: These shares were held by Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "Other Interests" in such number of shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(II) Shares in subsidiaries

At 30 September 2000, the following director held "Other Interests" in the non-voting deferred shares in Alpha Appliances Limited, a 100% owned subsidiary of the Company, as follows:

Name of director	Number of non-voting deferred shares
Mr. Chu Ka Lok, Peter	50,000 *(Note)*

Note: 49,999 shares were held by Charmwood Development Limited and 1 share was held by Reredos Corporation which share was in turn held in trust for Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "Other Interests" in such number of non-voting deferred shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In addition, a number of directors held non-beneficial interest in shares in certain subsidiaries as nominees.

Save as disclosed above, none of the directors, chief executives or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or its associated corporations (as defined in the SDI Ordinance) as recorded in the register required to be kept under Section 29 of the SDI Ordinance.

DIRECTORS' RIGHT TO ACQUIRE SHARES

At no time during the period under review was the Company, its holding company, or any of its subsidiaries a party to any arrangements to enable the Company's directors or their respective spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

At 30 September 2000, according to the register kept under Section 16(1) of the SDI Ordinance, the only shareholder who had an interest in 10% or more of the issued share capital of the Company was Charmwood Development Limited which held 2,365,200,000 shares. This interest has also been disclosed as an interest of Mr. Chu Ka Lok, Peter in the disclosure of directors' interests in shares of the Company above.

Saved as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance as at 30 September 2000.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

During the period under review, the Company has not redeemed any of its securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's issued securities.

CODE OF BEST PRACTICE

The Company has complied throughout the period under review with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited, with which it is required to report compliance.

By Order of the Board
Chu Ka Lok, Peter
Chairman

Hong Kong, 18 December 2000

主要股東

於二零零零年九月三十日，根據《公開權益條例》第十六(一)條存置之名冊顯示，唯一持有本公司已發行股本中10%或以上權益之股東為 Charmwood Development Limited，其持有2,365,200,000股股份。此等權益亦已於上文董事於本公司證券權益中披露為朱嘉樂先生之權益。

除上文所披露者外，根據《公開權益條例》第十六(一)條本公司須予存置之名冊所載，概無任何人士於二零零零年九月三十日持有本公司股本中之權益。

購入、出售及贖回證券

於回顧期內，本公司並無贖回其任何證券。本公司或任何其附屬公司概無購入或出售本公司任何已發行之證券。

遵守最佳應用守則

本公司於回顧期內，一直遵守香港聯合交易所有限公司證券上市規則附錄十四所述之最佳應用守則。根據該最佳應用守則，本公司必須滙報遵守狀況。

承董事會命
主席
朱嘉樂

香港，二零零零年十二月十八日

董事佔本公司及其聯營公司之證券權益

於二零零零年九月三十日，各董事及彼等之聯繫人士於本公司及其聯營公司之股本中擁有根據證券（公開權益）條例（「公開權益條例」）第二十九條本公司須存置之名冊所記錄之權益如下：

(I) 本公司

(a) *股份*

董事姓名	每股0.01港元之股份數目 私人權益	其他權益
朱嘉樂先生	7,340,000股	2,365,200,000股 *(附註)*
屈漢強先生	20,000,000股	—
陳啟國先生	20,000,000股	—
朱詠儀小姐	50,000,000股	—

附註：該等股份乃由Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據香港聯合交易所有限公司證券上市條例應用指引第五號，朱先生擁有該等數目股份之「其他權益」。

(II) 在附屬公司之股份

於二零零零年九月三十日，以下董事持有本公司全資附屬公司第一電業有限公司之無投票權遞延股份之「其他權益」：

董事姓名	無投票權遞延股份數目
朱嘉樂先生	50,000股 *(附註)*

附註：Charmwood Development Limited持有49,999股，而其餘1股股份則由Reredos Corporation以信託形式代Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據香港聯合交易所有限公司證券上市條例應用指引第五號，朱先生擁有該等數目之無投票權遞延股份之「其他權益」。

此外，多位董事以代理人名義於若干附屬公司中持有非實益權益。

除上文所披露者外，各董事、主要行政人員或彼等之聯繫人士概無於本公司或其任何聯繫公司（定義見《公開權益條例》）任何股本證券及債務證券中擁有根據《公開權益條例》第二十九條本公司須存置之名冊所記錄之個人、家族、公司或其他權益。

董事購買股份之權利

本公司、其控股公司或任何附屬公司概無於回顧期內任何時間內訂立任何安排致使本公司之董事、其配偶或18歲以下之子女透過購買本公司或任何其他法人團體之股份或債券而獲取利益。

11. 除稅前溢利與經營業務所得現金淨額對照表

	二零零零年四月一日至二零零零年九月三十日 千港元
除稅前溢利	15,994
折舊及攤銷	1,249
出售物業、廠房及設備之虧損	422
利息收入	(261)
利息支出	993
存貨減少	51,701
貿易及其他應收賬款之增加	(32,272)
貿易及其他應付賬款之減少	(43,780)
經營業務所耗現金淨額	(5,954)

12. 資本承擔

	於二零零零年九月三十日 千港元 (未經審核)	於二零零零年三月三十一日 千港元
已訂收購物業、廠房及設備而未於財務報表中撥備之資金支出	—	210

根據上市規則須予提供之額外資料

股息

董事宣佈派發中期股息每股0.10港仙（一九九九年：0.12港仙（經二零零零年四月三日股份分拆而調整））予於二零零一年一月九日（星期二）辦公時間結束時名列股東名冊之本公司股東。

暫停辦理股份過戶登記手續

本公司將自二零零一年一月三日（星期三）至二零零一年一月九日（星期二）（包括首尾兩日）期間暫停辦理股份過戶登記手續。

為符合獲發中期股息資格，所有股東過戶登記必須於二零零一年一月二日（星期二）下午四時正前，連同相關之股票送交本公司之香港股份過戶登記分處Secretaries Limited（地址為香港干諾道中111號永安中心5樓）辦理。

8. 貿易及其他應收賬款

本集團授予貿易客戶之平均信貸期為三十天。

於公佈日，貿易應收賬款之賬齡分析如下：

	於二零零零年九月三十日 千港元 (未經審核)	於二零零零年三月三十一日 千港元
零至三十天	54,234	36,964
三十一天至六十天	29,391	16,435
多於六十天	42,929	37,994
	126,554	91,393
其他應收賬款	11,295	14,184
	137,849	105,577

9. 貿易及其他應付賬款

於公佈日，貿易應付賬款之賬齡分析如下：

	於二零零零年九月三十日 千港元 (未經審核)	於二零零零年三月三十一日 千港元
零至三十天	7,090	45,140
三十一天至六十天	157	19,858
多於六十天	3,007	7,418
	10,254	72,416
其他應付賬款	34,511	16,129
	44,765	88,545

10. 股本

於截至一九九九年及二零零零年九月三十日止六個月內，本公司法定及已發行股本變動如下：

	股份數目	股本 千港元
法定：		
每股0.10港元之普通股：		
於一九九九年四月一日及一九九九年九月三十日	600,000,000	60,000
於二零零零年四月三日股份分拆後	5,400,000,000	—
每股0.01港元之普通股：		
於二零零零年九月三十日	6,000,000,000	60,000

	股份數目	股本 千港元
已發行及繳足：		
每股0.10港元之普通股：		
於一九九九年四月一日	323,601,600	32,360
行使認股權證所發行之股份	800	—
收取現金所發行之股份	50,000,000	5,000
於一九九九年九月三十日	373,602,400	37,360
行使購股權所發行之股份	13,000,000	1,300
於二零零零年三月三十一日	386,602,400	38,660
於二零零零年四月三日股份分拆後	3,479,421,600	—
每股0.01港元之普通股：		
於二零零零年九月三十日	3,866,024,000	38,660

簡明財務報表附註

1. **會計政策**

除現金流量表（作為於二零零零年七月一日或以後之會計期間，中期報告須予包括之首份現金流量表）內之比較數字外，本簡明綜合財務報表乃按歷史成本協定及根據首次採用之《會計實務準則》第25號「中期財務報告」（「SSAP25」）之規定而編製。該與 SSAP25之差異已獲得香港聯合交易所有限公司證券上市規則批准。所採用之會計政策與本集團截至二零零零年三月三十一日止年度之年報中所採用的一致。

2. **業務分佈資料**

	營業額		經營溢利	
	截至九月三十日止六個月		截至九月三十日止六個月	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
	（未經審核）	（未經審核）	（未經審核）	（未經審核）
批發、零售及工程項目銷售				
香港及澳門	226,443	251,227	14,366	24,651
中國	127,810	97,296	2,360	2,228
總額	354,253	348,523	16,726	26,879

3. **經營溢利**

本回顧期內之經營溢利已扣除本集團物業、廠房及設備之折舊及攤銷之1,249,000港元（一九九九年：1,295,000港元）。

4. **稅項**

稅項為香港利得稅，按該兩個回顧期之估計應課稅溢利以16%計算。

5. **股息**

董事宣佈派發中期股息每股0.10港仙（一九九九年：0.12港仙（經二零零零年四月三日股份分拆而調整））予於二零零一年一月九日（星期二）辦公時間結束時名列股東名冊之本公司股東。

6. **每股盈利**

每股盈利乃根據回顧期間內純利12,653,000港元（一九九九年：20,598,000港元）及期內已發行普通股份之加權平均數3,866,024,000股（一九九九年：3,246,947,890股普通股）計算。

用作每股基本盈利之普通股加權平均數已按本公司於二零零零年四月三日所作之股份分拆而調整。

由於期內無未行使之購股權，故並無計算截至二零零零年九月三十日止六個月之攤薄每股盈利。

由於本公司所有認股權證於截至一九九九年九月三十日止六個月內已失效，及本公司購股權之行使價高於期內本公司股份之平均市價，故並無計算截至一九九九年九月三十日六個月之攤薄每股盈利。

7. **物業、廠房及設備**

期內，本集團收購之物業、廠房及設備總值約1,878,000港元。

簡明綜合現金流量表

	附註	截至二零零零年九月三十日止六個月 千港元
經營業務所耗之現金淨額	11	(5,954)
投資回報及融資費用		
已收利息		261
已付利息		(993)
投資回報及融資費用所耗現金淨額		(732)
稅項		
已付香港利得稅		(1,541)
已付其他法制內之稅款		550
已付稅項		(991)
投資業務		
購買物業、廠房及設備		(1,878)
出售物業、廠房及設備所得		7
投資業務中所耗現金淨額		(1,871)
融資活動前所耗之現金淨額		(9,548)

	截至二零零零年九月三十日止六個月 千港元
融資活動	
償還銀行貸款	(14,019)
源自信託收據貸款所得之現金淨額	6,221
融資活動所耗之現金淨額	(7,798)
現金及現金等值之減少	(17,346)
期初之現金及現金等值	44,629
期終之現金及現金等值	27,283
現金及現金等值結存之分析	
銀行結存及現金	32,192
銀行透支	(4,909)
	27,283

簡明綜合資產負債表

	附註	於二零零零年九月三十日 千港元 (未經審核)	於二零零零年三月三十一日 千港元
非流動資產			
物業、廠房及設備		**31,019**	30,819
會所債券		**753**	753
		31,772	31,572
流動資產			
存貨		**166,807**	218,508
貿易及其他應收賬款	8	**137,849**	105,577
可收回之稅項		**215**	2,404
銀行結存及現金		**32,192**	48,440
		337,063	374,929
流動負債			
貿易及其他應付賬款	9	**44,765**	88,545
銀行借貸 — 於一年內到期		**21,662**	28,362
稅項		**161**	—
應付股息		**13,531**	9,665
		80,119	126,572
流動資產淨值		**256,944**	248,357

	附註	於二零零零年九月三十日 千港元 (未經審核)	於二零零零年三月三十一日 千港元
資產總值減流動負債		**288,716**	279,929
非流動負債			
遞延稅項		**2,457**	2,457
		286,259	277,472
資金及儲備			
股本	10	**38,660**	38,660
儲備		**247,599**	238,812
		286,259	277,472

董事會相信，長遠來說，完善的經銷網絡是本集團的無形資產，故本集團將致力鞏固及擴張國內的覆蓋和與經銷商的關係，並會增加資源，於中國建立完善的經銷網絡及增強品牌的知名度。在下半年，本集團將集中開拓北京、天津、瀋陽、福建及汕頭的市場。本集團相信強大的經銷網絡是中國加入世界貿易組織(「世貿」)後，於國內經銷國內製造及進口之「GENERAL珍寶」冷氣機的必要準備。

中國加入世貿後，關稅壁壘將趨寬鬆，這有助本集團引進更多「GENERAL珍寶」冷氣機的的型號，增大產品系列。

本集團網頁 *www.alphagp.com.hk* 已經啟用，為客戶提供更全面的售後服務。由於集團可於網上與客戶進行無紙聯繫，網頁系統亦能自動回覆查詢或確認預約，有效地降低營運成本。此外，透過方便快捷的網上預約，維修合約數目因而增多，為集團帶來收入來源。

展望將來，本集團將致力物色具潛力的投資項目，其中包括經銷電腦週邊產品，以提高股東價值。

僱員及薪金政策

於二零零零年九月三十日，本集團聘請約165名全職職員，其中包括128名香港職員及37名中國職員。

本集團之僱員薪酬及組合主要根據業內慣例向職員提供福利。此外，酌情花紅及其他優異表現獎金將與本集團之盈利表現及個人表現掛鈎，作為對員工所貢獻之表揚及報酬。員工之利益、福利及法定公積金(如有)乃根據營業地之現行法例提供。

簡明綜合收益表

	附註	截至九月三十日止六個月 二零零零年 千港元 (未經審核)	一九九九年 千港元 (未經審核)
營業額	2	**354,253**	348,523
銷售成本		**(262,973)**	(263,631)
毛利		**91,280**	84,892
其他收益		**78**	115
分銷費用		**(37,536)**	(23,131)
行政費用		**(37,096)**	(34,997)
經營溢利	3	**16,726**	26,879
財務費用		**(993)**	(2,859)
利息收入		**261**	62
除稅前溢利		**15,994**	24,082
稅項	4	**(3,341)**	(3,484)
本回顧期純利		**12,653**	20,598
股息	5	**(3,866)**	(4,483)
本回顧期保留溢利		**8,787**	16,115
每股盈利			
一 基本	6	**0.33港仙**	0.63港仙

除本回顧期純利外，並無其他已確認收益或虧損。

管理層討論及分析

中期業績

截至二零零零年九月三十日止六個月，營業額約達354,253,000港元，較去年同期之348,523,000港元輕微上升約1.64%。股東應佔溢利約達12,653,000港元，較去年同期之20,598,000港元下跌約38.57%，每股盈利為0.33港仙（一九九九年：0.63港仙）。

業務回顧

香港業務 — 零售市場

於回顧期內，尤其是於二零零零年四月至九月期間，香港股市出現科技股遭拋售現象，致令香港經濟並未如期復甦過來，消費者的購買力及消費意欲仍然偏低，零售市場持續放緩。此外，回顧期內的二手物業市場並不活躍，進一步影響銷售表現。

面對持續放緩的經營環境，行內競爭對手均訴諸減價以增大生存空間。本集團因而竭力控制經營成本，成功減少貨倉租賃及利息支出，以減低收益下調的影響。本集團設法保持營業額水平達226,443,000港元（一九九九年：251,227,000港元），較去年同期輕微下調9.87%。期內經營溢利下跌41.72%，達14,366,000港元（一九九九年：24,651,000港元）。

於回顧期內，消費者喜好轉向價錢大眾化的產品，「Fuji Electric」冷氣機之銷售因而較去年同期大幅上升46%。

由於社會加速數碼化，「Fujitsu」等離子顯示屏甚具前景。於回顧期內，該先進科技產品之銷售量較去年同期增長26.5%。

於回顧期內，本集團對電腦週邊產品之市場進行測試，若市場反應理想，集團將考慮把具潛力之產品正式推出市場。

香港業務 — 工程項目市場

於回顧期內，本集團已完成部份於上一個財政年度取得共220,000,000港元之工程項目，並於中期財務報表中入賬。此外，本集團亦於期內取得新的工程項目合約共100,000,000港元，其中包括為多個豪華住宅樓盤提供及安裝窗口式及分體式冷氣機。

中國業務

中國之業務擴充正按計劃進行得如火如荼。但是，由國內生產商發動的減價戰影響了本集團於期內的盈利能力。在加強宣傳的情況下，營業額增加31%達127,810,000港元（一九九九年：97,296,000港元），而經營溢利則上升5.92%達2,360,000港元（一九九九年：2,228,000港元）。由於富士通將軍公司上海廠房須按中國條例之規定，將大部份之製成品出口，該公司只能為本集團有限量的提供五個「GENERAL珍寶」型號冷氣機，於中國進行經銷，令本集團的增長潛力未能全面發揮。

本集團為將來的發展作好準備，致力鞏固現時以廣東省及華東地區為主之根據地，和促進與各地區經銷商的合作關係。

前瞻

於下半年，本集團將密切關注零售市場的情況，及預期中競爭將會相當激烈的香港及中國市場。

香港政府增加了政府相關機構的津貼，並加強對環保問題的關注，相信此舉將刺激冷氣機的需求。本集團將努力爭取更多政府投標。

獨立審閱報告

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致第一珍寶（集團）有限公司董事會

引言

本核數師（以下簡稱「我們」）已審閱　貴公司於第7頁至第16頁的截至二零零零年九月三十日止六個月中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」），上市公司必須以符合香港會計師公會所頒佈的《會計實務準則》第25號「中期財務報告」（「SSAP25」）的規定編製中期財務報告；惟獲得上市規則批准，於二零零零年七月一日或以後會計期間，中期報告須予包括之首份現金流量表中之比較數字可豁免SSAP25之規定。中期財務報告由董事負責，並由董事核准通過。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，評

估中期財務報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零零年九月三十日止六個月的中期財務報告需要作出任何重大的修定。

德勤•關黃陳方會計師行
執業會計師

香港，二零零零年十二月十八日

目錄

頁次

02 MAR 22 AM 8:25

Alpha General (Holdings) Limited

(incorporated in Bermuda with limited liability)

Website: http://www.irasia.com/listco/hk/alphageneral

Interim Results Announcement
For the six months ended 30 September 2000

The Board of Directors (the "Board") of Alpha General (Holdings) Limited (the "Company") announces that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2000 together with comparative figures for the corresponding period of 1999 are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 September 2000 HK$'000 (Unaudited)	1999 HK$'000 (Unaudited)
Turnover	2	354,253	348,523
Cost of sales		(262,973)	(263,631)
Gross profit		91,280	84,892
Other revenue		78	115
Distribution costs		(37,536)	(23,131)
Administrative expenses		(37,096)	(34,997)
Profit from operations	3	16,726	26,879
Finance costs		(993)	(2,859)
Interest income		261	62
Profit before taxation		15,994	24,082
Taxation	4	(3,341)	(3,484)
Net profit for the period		12,653	20,598
Dividends	5	(3,866)	(4,483)
Profit for the period, retained		8,787	16,115
Earnings per share — Basic	6	0.33 cent	0.63 cent

	Notes	As at 30 September 2000 HK$'000 (Unaudited)	As at 31 March 2000 HK$'000
Capital and reserves			
Share capital	10	38,660	38,660
Reserves		247,599	238,812
		286,259	277,472

Notes:

1. **Accounting policies**

The condensed financial statements have been prepared under the historical cost convention and in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that *comparative figures are not presented for the cash flow statement, being* the first cash flow statement to be included in the interim financial report relating to accounting period ended on or after 1 July 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31 March 2000.

2. **Segment information**

	Turnover Six months ended 30 September 2000 HK$'000 (Unaudited)	1999 HK$'000 (Unaudited)	Contribution to profit from operations Six months ended 30 September 2000 HK$'000 (Unaudited)	1999 HK$'000 (Unaudited)
Wholesale, retail and project sales				
Hong Kong and Macau	226,443	251,227	14,366	24,651
PRC	127,810	97,296	2,360	2,228
Total	354,253	348,523	16,726	26,879

9. **Trade and other payables**

The following is an ageing analysis of trade payables at the reporting date:

	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
0–30 days	7,090	45,140
31–60 days	157	19,858
>60 days	3,007	7,418
	10,254	72,416
Other payables	34,511	16,129
	44,765	88,545

10. **Share capital**

The following changes in the authorised and issued share capital of the Company took place during the six months ended 30 September 1999 and 2000:

	Number of shares	Amount HK$'000
Authorised:		
Ordinary shares of HK$0.10 each:		
At 1 April 1999 and 30 September 1999	600,000,000	60,000
Shares subdivision on 3 April 2000	5,400,000,000	-
Ordinary shares of HK$0.01 each:		
At 30 September 2000	6,000,000,000	60,000

(C)

There were no recognised gains or losses other than the net profit for the period.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 September 2000 HK$'000 (Unaudited)	As at 31 March 2000 HK$'000
Non-current assets			
Property, plant and equipment		31,019	30,819
Club debenture		753	753
		31,772	31,572
Current assets			
Inventories		166,807	218,508
Trade and other receivables	8	137,849	105,577
Tax recoverable		215	2,404
Bank balances and cash		32,192	48,440
		337,063	374,929
Current liabilities			
Trade and other payables	9	44,765	88,545
Bank borrowings — due within one year		21,662	28,362
Taxation		161	—
Dividend payable		13,531	9,665
		80,119	126,572
Net current assets		256,944	248,357
Total assets less current liabilities		288,716	279,929
Non-current liability			
Deferred taxation		2,457	2,457
		286,259	277,472

3. **Profit from operations**

Profit from operations for the period has arrived after charging depreciation and amortisation of HK$1,249,000 (1999: HK$1,295,000) in respect of the Group's property, plant and equipment.

4. **Taxation**

The charge represents Hong Kong Profits Tax calculated at the rate of 16% on the estimated assessable profits for both periods.

5. **Dividends**

The directors have determined that an interim dividend of 0.10 HK cent (*1999: 0.12 HK cent as adjusted for the share subdivision which took place on 3 April 2000*) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Tuesday, 9 January 2001.

6. **Earnings per share**

The calculation of the basic earnings per share is based on the Group's net profit during the period under review of HK$12,653,000 (1999: HK$20,598,000) and on the weighted average number of 3,866,024,000 (1999: 3,246,947,890) ordinary shares in issue during the period.

The weighted average number of ordinary shares for the purposes of basic earnings per share have been adjusted for the effect of the subdivision of shares made by the Company on 3 April 2000.

No diluted earnings per share is calculated for the six months ended 30 September 2000 as there were no share options outstanding during that period.

As all the Company's warrants lapsed during the six months ended 30 September 1999 and the exercise price of the outstanding share options of the Company was higher than the average market price of the Company's shares during that period, no diluted earnings per share was calculated for the six months ended 30 September 1999.

7. **Property, plant and equipment**

During the period, the Group acquired property, plant and equipment amounting to approximately HK$1,878,000.

8. **Trade and other receivables**

The Group allows an average credit period of 30 days to its trade customers.

The following is an ageing analysis of trade receivables at the reporting date:

	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
0–30 days	54,234	36,964
31–60 days	29,391	16,435
>60 days	42,929	37,994
	126,554	91,393
Other receivables	11,295	14,184
	137,849	105,577

Issued and fully paid:

Ordinary shares of HK$0.10 each:		
At 1 April 1999	323,601,600	[illegible]
Shares issued on exercise of warrants	800	
Shares issued for cash proceeds	50,000,000	[illegible]
At 30 September 1999	373,602,400	[illegible]
Shares issued on exercise of share options	13,000,000	[illegible]
At 31 March 2000	386,602,400	[illegible]
Shares subdivision on 3 April 2000	3,479,421,600	
Ordinary shares of HK$0.01 each:		
At 30 September 2000	3,866,024,000	[illegible]

11. **Commitments**

	30 September 2000 HK$'000 (Unaudited)	31 March 2000 HK$'000
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financial statements	—	210

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 3 January 2001 to Tuesday, 9 January 2001, both days inclusive, during which period no transfers of shares will be effected.

In order to qualify for the interim dividend, all transfers of share accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited, at 5th Floor, Wing-On Centre, 111 Connaught Road Central, Hong Kong for registration no later than 4:00 p.m. on Tuesday, 2 January 2001.

INTERIM RESULTS

For the six-month period ended 30 September 2000, turnover was approximately HK$354,253,000, representing a slight increase of about 1.64% from last year of HK$348,523,000. Profit attributable to shareholders was about HK$12,653,000, representing a decrease of approximately 38.57% when compared with last year's HK$20,598,000. Earnings per share were 0.33 HK cent (1999: 0.63 HK cent).

BUSINESS REVIEW

Business in Hong Kong — Retail market

During the period under review, the economy of Hong Kong did not recover as expected due to the slump in technology stocks during April to September 2000. *Consumption power and sentiment* remained low and retail market continued to be sluggish. Besides, the second-hand property market *was not active during the period under review* and this further worsened the sales performance.

In view of continued slow operating environment, competitors resorted to price war. The Group, thus, strove to contain operating cost in a way to offset the revenue decrease and it successfully reduced expenses on warehouse and interest. The Group managed to maintain turnover at HK$226,443,000 (1999: HK$251,227,000), representing a slight decrease of 9.87%. Profit from operations decreased 41.72% and amounted to HK$14,366,000 (1999: HK$24,651,000).

During the period under review, customers turned to mass-line products, and therefore the sales of "Fuji Electric" air-conditioners which were more competitive in price *surged 46% comparing with* that of the corresponding period last year.

Upon the accelerated digitalization, the prospects of "Fujitsu" Plasma Display Monitor are promising. *During the period under review*, the sales of this advanced technological product increased by 26.5% comparing with that of the corresponding period of last year.

During the period, the Group was testing the market with computer peripherals products and may officially launch potential products upon positive response being reported.

Business in Hong Kong — Project market

During the period under review, the Group has completed and booked some projects out of the contract sum of HK$220,000,000 *committed in last financial year. In addition, the Group* also newly secured the project sum of about HK$100,000,000 including the supply and installation of window *and split type air-conditioners in* various deluxe mansions during the period.

Business in the PRC

The *expansion in the* PRC is growing as expected. The price war initiated by domestic manufacturers affected the Group's profitability during the period. Turnover increased by 31% recording HK$127,810,000 (1999: HK$97,296,000) with the enhanced effort on promotions; while profit from operations increased 5.92% to HK2,360,000 (1999: HK$2,228,000). Only 5 models of "OGENERAL" air-conditioners are supplied by the manufacturing arm of Fujitsu General Ltd. in Shanghai, of which the majority production were for export according to the PRC regulation. Therefore, there were limited quantity for domestic distribution and the Group's growth potential has not been fully demonstrated.

Preparing for the future expansion, *the Group strove for consolidating existing footholds in* Guangdong Province and East of the PRC and the relationship with dealers in various regions.

PROSPECTS

In the second half of the year, the Group will pay close attention to the retail sentiment and the anticipated keen competition in both Hong Kong and the PRC.

The Hong Kong government increases allowance to *government-related institutions and places* emphasis on environmental issue which is expected to boost the demand for air-conditioners. The Group will make every endeavor to secure tenders.

The Group *dedicates to consolidate* and expand its *footprint* and dealer relationship since the Board believes that an extensive distribution network is an intangible asset in the long run. It will allocate more resources in establishing an extensive distribution network and building brand equity in the PRC. In the coming months, the Group intends to explore markets in Beijing, Tianjing, Shenyang, Fujian and Shantou. It is believed to be the essential preparation for the distribution of the locally manufactured and imported "OGENERAL" air-conditioners when the PRC successfully enters the World Trade Organization (the "WTO").

The Group believes that it will enable the Group to import diverse models of "OGENERAL" air-*conditioners with lower tariff after the successful entry to* WTO of the PRC *to strengthen its product* range.

The Group's website at *www.alphagp.com.hk*, which provides a more comprehensive after-sale service to its customers, has been launched. It operates positively since the operating cost is reduced by no-paper communication and automatic reply or confirmation on appointment, in addition to the increased number of maintenance contracts proceeded through online booking, which generated income stream in return.

To look forward, the Group will strive to identifying new potential investment including the distribution of computer peripherals to raise shareholders' value.

EMPLOYMENT AND REMUNERATION POLICY

As at 30 September 2000, the Group had approximately 165 employees, of which about 128 in Hong *Kong and 37 in the PRC.*

The remuneration policy and package of the Group's employees are based on industry's practices. In addition, discretionary bonus and other merit payments are linked to the profit performance of the Group and individual performance as recognition and reward for value creation. Its staff benefits, welfare and statutory contributions if any, are made in accordance with prevailing labor laws of its operating entities.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

During the period under review, the Company has not redeemed any of its securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's issued securities.

CODE OF BEST PRACTICE

The Company has complied throughout the period under review with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited, with which it is required to report compliance.

By Order of the Board
Chu Ka Lok, Peter
Chairman

Hong Kong, 18 December 2000

Please also refer to the published version of this announcement in the Hong Kong iMail.

ALPHA GENERAL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liabilities)

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Alpha Appliances Limited, a wholly-owned subsidiary of the Company, is negotiating with Napson Trading Limited ("Napson") on a possible acquisition from Napson of entire issued share capital of Grant Return Investments Limited ("Grant Return"). If the Company proceeds with the acquisition, this may constitute a connected transaction under the Listing Rules.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Alpha Appliances Limited, is negotiating with Napson on a possible acquisition from Napson of the entire issued share capital of Grant Return. The principal business of Grant Return is property investment while its current major asset is its entire rights and interests in various floors and car parks in the godown at Alpha Appliances Building, 21, Po Wan Road, Sheung Shui, New Territories, Hong Kong which are currently leased by Alpha Appliances Limited from Grant Return for use as godown in its business. Napson is a company wholly-owned by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the Chairman and executive director of the Company, is one of the beneficiaries. If the Company proceeds with the acquisition, this may constitute a connected transaction under the Listing Rules. Further announcement will be made as and when appropriate.

Please also refer to the published version of this announcement in the Hong Kong iMail.

We also confirm that, except as mentioned above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The above-mentioned possible acquisition may or may not proceed as it is currently under negotiation only. Shareholders and potential investors are therefore advised to exercise caution when dealing in the shares of the Company.

Made by the order of the Board of Alpha General (Holdings) Ltd. the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By the order of the Board
Alpha General (Holdings) Ltd.
K.K. Chan
Executive Director
Hong Kong, this 13th day of July, 2001

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

02 MAR 22 AM 8:30

ALPHA GENERAL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liabilities)
website: http://www.irasia.com/listco/hk/alphageneral

FINAL RESULTS FOR THE YEAR ENDED 31 MARCH, 2001

RESULTS

The Board of Directors of Alpha General (Holdings) Limited (the "Company") has pleasure to announce the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended 31 March, 2001 together with the comparative figures for the year ended 31 March, 2000 as follows:

	Notes	For the year ended 31 March 2001 HK$'000	2000 HK$'000
Turnover		581,252	572,223
Cost of sales		(445,346)	(439,213)
Gross profit		135,906	133,010
Other revenue		516	13
Distribution costs		(42,042)	(33,698)
Administrative expenses		(69,035)	(66,264)
Profit from operations		25,345	33,061
Finance costs		(1,586)	(3,125)
Interest income		915	1,028
Profit before taxation		24,674	30,964
Taxation	1	(4,359)	(3,772)
Net profit for the year		20,315	27,192
Dividends	2	(9,665)	(14,148)
Profit for the year, retained		10,650	13,044
Earnings per share			
— Basic	3	0.53 cent	0.78 cent
— Diluted		N/A	0.76 cent

Notes:

1. TAXATION

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Hong Kong Profits Tax calculated at 16% (2000:16%) of the estimated assessable profit for the year		
— current year	3,636	3,563
— overprovision in prior years	(9)	(122)
	3,627	3,441
Other jurisdictions		
— current year	1,164	—
— underprovision in the prior year	676	—
— tax refund	(1,259)	—
	581	—
Deferred taxation	151	331
	4,359	3,772

There was no significant unprovided deferred taxation arising in the year or at the balance sheet date.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Business Review

Hong Kong

The economy of Hong Kong was gradually recovering some grounds from the Asian financial turmoil, yet the consumption power and sentiment remained low, which affected the overall retailing industry. Hong Kong remained as the principal market for the Group while efforts were also placed to explore new markets in the PRC. For the year under review, the business in Hong Kong was affected by the weak market sentiment and inactive second-hand property market, the Group's retailing business was inevitably being affected.

In view of continued slow operating environment, competitors resorted to price war. The Group, thus, strove to contain operating cost in a way to offset the revenue decreased and it successfully reduced expenses on warehouse and interest. Moreover, the Group also managed to maintain its turnover for the year under review contributed by its project business.

The "GENERAL" air-conditioner which targeted medium-to-high end customers remained as one of top selling brands in Hong Kong. On the other hand, the Group's another brand "FUJI ELECTRIC" which targeted mass customers offering at more competitive price delivered satisfactory sales results to the Group.

With regard to the accelerated digitalization development trend, the prospects of Fujitsu Plasma Display Monitor are promising. During the year under review, sales of the advanced technological product increased by 9.4% compared with that of the previous year. In addition, the Group also distributed other home appliances including refrigerator, washing machine, kitchen-range hood and dehumidifier, which also turned in contribution to the Group.

For project business which supplies and installs window and split type air-conditioners in various new property development projects in Hong Kong, its sales performance was satisfactory.

PRC

For the PRC market, the government has adopted proactive and prudent macroeconomic policy in the past years, economy keeps a steady growth and development. Gross domestic products (GDP) increased approximately 8% over last year. With the improvement in the living standards in PRC and adjustments in electricity policies in rural areas, it is expected that the domestic electrical appliance market will grow in coming years.

Though the price war initiated by domestic manufacturers affected the Group's profitability during the year, with the reinforcement of the sales network in the PRC, it is expected that the Group's products reached larger market segments.

As more than 90% of the population of PRC locates in rural area, with the living conditions improving, and the PRC government policies of upgrading rural area into towns, the demand for electrical appliances will thus increase. The Group expects that the investment in distribution network can further broaden its market coverage in the PRC in the coming years in preparation for tapping the potentially surging business growth in this populous region. In addition to a well-established distribution network, the Group can grasp the opportunity to provide a channel for many foreign brands which plan to penetrate into the PRC market.

In preparation for the future expansion, the Group strove for consolidating existing foothold in Guangdong province and coastal regions of the PRC and reinforcing the relationship with dealers in various regions, in addition to the existing sales network in the major distribution zones in East and South districts including Guangzhou, Pearl Delta areas, Shanghai, Nanjiang and Wuxi. The Group will rationalize its current sales and distribution network, by placing greater emphasis on expanding market share and derive long-term values to our business portfolio and to our shareholders ultimately.

Prospects

Looking forward, the Group will continue to consolidate its core business of supplying air-conditioners for both the retail, wholesale and property markets in Hong Kong as well as the PRC.

The Group believes that the project business will be promising as there are totally HK$180 million of contract sum, have already been confirmed and will be completed in the forthcoming year. The contract business encompasses both the public and private sectors. During the year, the Group has maintained a good relationship with its manufacturer to tender at competitive price and will strive to be awarded more contracts to supply air-conditioners to some large-scale new property development projects. The Group expects that the project business in Hong Kong will continue to deliver a positive contribution to the Group.

For the PRC market, the Group will continue to strengthen and establish an extensive distribution network and building brand equity in response to the keen competition in air-conditioning industry. The Group will strive for expanding market coverage and improving profit margin in the PRC. In the coming months, the Group intends to further explore markets in the PRC. Following the PRC's WTO accession, the Group expects more advantageous policy for its imported "GENERAL" air-conditioners that sketch promising prospects of the PRC business. Moreover, the Group believes that

2. DIVIDENDS

	2001 HK$'000	2000 HK$'000
Interim, paid - 0.10 cent (2000: 0.12 cent) per share	3,866	4,483
Final, proposed - 0.15 cent (2000: 0.25 cent) per share	5,799	9,665
	9,665	14,148

The interim and final dividend per share for the year ended 31 March, 2001 and 2000 have been adjusted for the effect of the subdivision of shares made by the Company on 3 April, 2000.

3. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 HK$'000	2000 HK$'000
Earnings for the purposes of basic and diluted earnings per share		
Net profit for the year	20,315	27,192
Weighted average number of ordinary shares for the purpose of basic earnings per share	3,866,024,000	3,499,108,900
Effect of dilutive potential ordinary shares: Share options	N/A	56,909,490
Weighted average number of ordinary shares for the purposes of diluted earnings per share	N/A	3,556,018,390

The weighted average number of ordinary shares for the purposes of basic per share have been adjusted for the effect of the subdivision of shares made by the Company on 3 April, 2000.

No diluted earnings per share is calculated for the year ended 31 March, 2001 as there were no share options or warrants outstanding during the year.

Dividend

The Directors have recommended a final dividend of 0.15 HK cent per share, which is subject to the approval of shareholders at the forthcoming annual general meeting to be held on 23 August, 2001. This dividend together with the interim dividend of a total of HK$9,665,000 will make a total distribution of 0.25 HK cent per share for the full year under review. The final dividend will be paid on 23 September, 2001 to all shareholders whose names appear on the register of members on 23 August, 2001.

Closure of Register of Members

The register of members of the Company will be closed from 17 August, 2001 to 23 August, 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by no later than 4:00 p.m. on 16 August, 2001.

there will be reinforcement in sales to the H... Kong traders who on-sell to the PRC.

The Group's website at www.alphagp.com.hk, which provides a more comprehensive after-sale service to its customers, has been launched. It operates positively since the operating cost is reduced by no-paper communication and automatic reply or confirmation on appointment, in addition to the increased number of maintenance contracts preceded through online booking, which enlarges income stream in return.

Looking forward, the Group plans to diversify product range to other similar products such as high technology consumer electronics and computer peripherals to explore high potential business. In addition, the Group will continue to identify new investments related to information technology to explore additional business opportunities.

Employment, training, development and remuneration policy

As at 31 March, 2001, the Group employed approximately 161 employees, of which about 132 in Hong Kong and 29 in the PRC.

The remuneration policy and package of the Group's employees are based on industry's practices. In addition, discretionary bonus and other merit payments are linked to the profit performance of the Group and individual performance as recognition and reward for value creation. Its staff benefits, welfare and statutory contributions if any, are made in accordance with prevailing labor laws of its operating entities.

Liquidity and Capital Resources

The Group generally finances its operations with internally generated cash flow and facilities provided by bankers in Hong Kong.

During the year ended 31 March, 2001, the Group recorded a net cash outflow from operating activities of approximately HK$50.0 million as compared to a net cash inflow of HK$128.5 million in the previous financial year. The Group obtained additional funding from short term bank loans and trust receipt loans of about HK$12.2 million and HK$24.5 million respectively during the year. As at 31 March, 2001, the current ratio of the Group was 2.86.

Taking into consideration the anticipated internally generated funds and the available unutilized banking facilities, the Directors believe that the Group has sufficient resources to meet its foreseeable capital expenditure and working capital requirements.

Compliance with the Code of Best Practice

In the opinion of the directors, the Company has complied with Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report.

Publication of the final results on the Internet website of The Stock Exchange of Hong Kong Limited

The financial and other information required by Paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

Purchase, redemption or sale of listed securities

The Company has not redeemed any of its listed securities during the year ended 31 March, 2001.

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the year ended 31 March, 2001.

By Order of the Board
Chu Ka Lok, Peter
Chairman

HKSAR, 16 July, 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Alpha General (Holdings) Limited (the "Company") will be held at Coral Room 2, 3/F, Furama Hotel, Hong Kong on 23 August, 2001 (Thursday) at 11:00 a.m. for the following purposes:

1. To adopt the Audited Financial Statements together with the Report of the Directors and the Report of the Auditors for the year ended 31 March, 2001.
2. To declare a final dividend for the year ended 31 March, 2001.
3. (a) To elect Directors.
   (b) To authorise Directors to appoint any person as a Director either to fill a casual vacancy or as an addition to the existing Board of Directors.
4. To ratify and fix Directors' fee.
5. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Tang Chi Chuen
Company Secretary

HKSAR, 16 July, 2001

Notes:

(a) A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote for him in accordance with the Company's Bye-laws. A proxy need not be a Member.

(b) To be valid, forms of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's principal office in Hong Kong as follows not less than 48 hours before the time fixed for holding the Meeting or at any adjournment thereof.

(c) The Register of Members of the Company will be closed from 17 to 23 August, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Thursday, 16 August, 2001.

Principal Office in Hong Kong:
Room 1503, Dominion Centre
43-59 Queen's Road East
Hong Kong

IMPORTANT

If you are in doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitors, professional accountant or other professional adviser.

If you have sold all your shares in ALPHA GENERAL (HOLDINGS) LIMITED (the "Company"), you should at once hand this circular to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ALPHA GENERAL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Chu Ka Lok, Peter *(Chairman and President)*
Mr. Wat Hon Keung *(Vice President)*
Mr. Chan Kai Kwok
Ms. Chu Maria Teresa
*Mr. Chan Chi Keung, Chris
*Dr. Wu Shu Chih, Alex

* *Independent non-executive directors*

Registered Office:
Clarendon House,
2 Church Street,
Hamilton HM 11,
Bermuda.

Principal Office in Hong Kong:
Room 1503, Dominion Centre,
43-59 Queen's Road East,
Hong Kong.

30 July, 2001

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR ISSUE OF SHARES AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at a Special General Meeting of the Company (the "Special General Meeting") to be held immediately after its Annual General Meeting convened on 23 August, 2001 (the "Annual General Meeting"). These include resolutions relating to general mandates for the issue of new shares by the Company and for the repurchase by the Company of its own shares.

GENERAL MANDATE TO REPURCHASE SHARES

On 25 September, 2000, a general mandate was given to the Directors of the Company (the "Directors") to exercise all the powers of the Company to repurchase its own shares which will lapse at the conclusion of the forthcoming Annual General Meeting. An ordinary resolution will therefore be proposed at the Special General Meeting to approve the grant of a general mandate to the Directors to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") shares of the Company up to a maximum of 10 per cent of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate").

If the resolution for the Repurchase Mandate is passed at the Special General Meeting, the Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or until the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's Bye-laws to be held or until revoked or varied by ordinary resolution of the shareholders of the Company (the "Shareholders") in general meeting prior to the next annual general meeting.

An explanatory statement to provide Shareholders with all the information reasonably necessary for them to make an informed decision in relation to this proposed resolution as required by the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange concerning the regulation of purchases by companies of their own securities on the Stock Exchange is set out in the Appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

Ordinary resolutions will also be proposed at the Special General Meeting (i) to grant a general mandate to the Directors to issue and otherwise deal with shares of the Company up to a maximum of 20 per cent of the issued share capital of the Company at the date of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any shares repurchased by the Company under the authority of the Repurchase Mandate. The Directors have no present intention to issue any new shares.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held on 23 August, 2001 is set out on pages 8 to 10 of this circular and a white form of proxy for use at the Special General Meeting is enclosed. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it to the Company's principal office in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Meeting. Completion and delivery of the form of proxy will not prevent Shareholders from attending, and voting at, the Meeting if they so wish.

RECOMMENDATION

The Directors consider that the Repurchase Mandate and the General Mandate are in the best interests of the Company and the Shareholders and accordingly recommend that you vote in favour of the resolutions referred to above to be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of the Board
Chu Ka Lok, Peter
Chairman and President

SHARE CAPITAL

It is proposed that up to 10 per cent of the shares of HK$0.01 each of the Company ("Shares") in issue at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at 27 July, 2001 (the latest practicable date for determining such figure), the number of Shares in issue was 3,956,024,000. On the basis of such figure (assuming no further Shares are issued or repurchased after 27 July, 2001 and up to the date of passing such resolution), the Directors would be authorised to repurchase Shares up to a limit of 395,602,400 Shares.

REASONS FOR REPURCHASES

The Directors believe that the ability to repurchase Shares is in the best interests of the Company and the Shareholders. Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased, the price and other terms upon which the same are repurchased, and whether Shares are to be repurchased on any occasion will be decided by the Directors at the relevant time having regard to the factors and circumstances then pertaining. Repurchase Mandate will only be exercised if it is in the best interests of the Company and Shareholders.

SOURCE OF FUNDS

It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares being repurchased and from the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purposes of the repurchase, and in the case of any premium payable on such repurchase, funds of the Company which would otherwise be available for dividend or distribution or from the Company's share premium account before the repurchase, being funds legally available for this purpose in accordance with the Companies Act.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 March, 2001) if the Repurchase Mandate were to be exercised in full at

any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest	Lowest
	HK$	*HK$*
July 2000	0.365	0.300
August 2000	0.350	0.285
September 2000	0.305	0.240
October 2000	0.280	0.246
November 2000	0.310	0.232
December 2000	0.285	0.234
January 2001	0.275	0.236
February 2001	0.248	0.120
March 2001	0.224	0.192
April 2001	0.210	0.020
May 2001	0.088	0.051
June 2001	0.062	0.045

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, presently intend to sell Shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved by Shareholders and exercised.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by Shareholders and exercised.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at 27 July, 2001 (the latest practicable date prior to the printing of this circular), the interests of the Directors and their associates in the share capital of the Company recorded in the register required to be kept by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) **Shares**

	Number of Shares of HK$0.01 each		
Name of director	**Personal interests**	**Other interests**	**Percentage of holding**
Mr. Chu Ka Lok, Peter	67,340,000	2,365,200,000 *(Note)*	61.49%
Mr. Wat Hon Keung	18,660,000	—	0.47%
Mr. Chan Kai Kwok	18,710,000	—	0.47%
Ms. Chu Maria Teresa	80,000,000	—	2.02%

Note: These shares were held by Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust set up in June 1996 in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "Other interests" in such number of shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on the Stock Exchange.

(b) **Options**

As at 27 July, 2001, the Directors had personal interests in share options to subscribe for Shares in the Company at an exercise price of HK$0.02752 per Share, exercisable within a ten year period from the date of the grant, as follows:

	Number of Shares in options		
Name of director	**Granted at 17 April, 2001**	**Exercised as at 27 July, 2001**	**Outstanding at 27 July, 2001**
Mr. Chu Ka Lok, Peter	90,000,000	60,000,000	30,000,000
Ms. Chu Maria Teresa	60,000,000	30,000,000	30,000,000
	150,000,000	90,000,000	60,000,000

The above Directors were holding a total of 64.46% of the issued share capital of the Company.

Save as disclosed above, none of the Directors, chief executives or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company as recorded in the register required to be kept under Section 29 of the SDI Ordinance.

As at 27 July, 2001, according to the register kept under Section 16(1) of the SDI Ordinance, the shareholders who had an interest in 10% or more of the issued share capital of the Company was Charmwood Development Limited which held 2,365,200,000 Shares. The interests have also been disclosed as an interest of Mr. Chu Ka Lok, Peter in the directors' interests in Shares of the Company above.

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

Assuming the Directors exercise the power to repurchase Shares in full pursuant to the Repurchase Mandate, the percentage of holding in Shares by Mr. Chu Ka Lok, Peter will be increased to 68.32% while for the above Directors together will be increased to 71.62%. The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchase of Shares made under the Repurchase Mandate.

SHARE REPURCHASES MADE BY THE COMPANY

The Company has not repurchased any Shares (whether on the Stock Exchange or otherwise) during the six months preceding 27 July, 2001 (the latest practicable date prior to the printing of this circular).

ALPHA GENERAL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of the Members of Alpha General (Holdings) Limited (the "Company") will be held at Coral Room 2, 3/F, Furama Hotel, One Connaught Road Central, Hong Kong on Thursday, 23 August, 2001 at 11:15 a.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions (1) to (3) as ordinary resolutions:

ORDINARY RESOLUTIONS

(1) "THAT:

(A) subject to paragraph (C) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot and issue or grant shares in the capital of the Company or securities convertible into such shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval given in paragraph (A) of this Resolution, otherwise than pursuant to any offer of any class of securities of the Company made pro rata (apart from fractional entitlements) by the Company to holders of such class of securities (excluding for that purpose any holder who is resident in a place where such offer is not permitted under the law of that place) or on the exercise of the subscription rights under any warrants to subscribe for shares of the Company or any share option scheme adopted by the Company or an issue of shares of the Company in lieu of the whole or part of the dividend on shares of the Company in accordance with the Company's Bye-laws, shall not exceed 20 per cent of the existing issued share capital of the Company at the date of passing this Resolution; and

(D) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's Bye-laws to be held; or

(c) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting of the Company."

(2) "**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which securities of the Company may be listed and which is recognised by The Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited for this purpose, subject to and in accordance with all applicable laws, be and the same is hereby generally and unconditionally approved;

(B) the aggregate number of shares to be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution during the Relevant Period shall not exceed 10 per cent of the issued share capital of the Company at the date of passing this Resolution and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's Bye-laws to be held; or

(c) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting of the Company."

(3) "**THAT** the aggregate number of shares in the capital of the Company which shall have been repurchased by the Company subsequent and pursuant to the passing of Ordinary Resolution (2) (up to a maximum of 10 per cent of the issued shares at the date of passing Ordinary Resolution (2)) shall be added to the aggregate number of shares that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to Ordinary Resolution (1) above."

By Order of the Board
Tang Chi Chuen
Company Secretary

Hong Kong, 30 July, 2001

Notes:

(a) A Member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy or more than one proxy to attend and vote for him in accordance with the Company's Bye-laws. A proxy need not be a Member of the Company.

(b) To be valid, forms of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's principal office in Hong Kong not less than 48 hours before the time fixed for holding the Meeting or at any adjournment thereof.

此乃要件

閣下如對本通函之內容有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已全部售出名下第一珍寶(集團)有限公司(「本公司」)之證券，應立即將本通函送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

(中文譯本只供參考，內容以英文為準。)

ALPHA GENERAL (HOLDINGS) LIMITED
第一珍寶(集團)有限公司

(於百慕達註冊成立之有限公司)

董事：
朱嘉樂(主席兼總裁)
屈漢強(副總裁)
陳啟國
朱詠儀
*陳志強
*吳樹熾

* 獨立非執行董事

註冊辦事處：
Clarendon House,
2 Church Street,
Hamilton HM11,
Bermuda

香港之主要辦事處：
香港
皇后大道東43-59號
東美中心1503室

敬啟者：

發行股份及本公司
購回本身股份之一般性授權

緒言

本通函旨在向　閣下提供有關行將提呈本公司股東特別大會(「股東特別大會」)之各項決議案之資料，股東特別大會將於二零零一年八月二十三日召開之本公司股東週年大會後立即舉行(「股東週年大會」)。決議案包括本公司發行股份及本公司購回本身股份之一般性授權。

購回股份之一般性授權

於二零零零年九月二十五日，本公司董事會獲授予一項一般性權力以便本公司能購回其股份，該權力將於即將召開之股東週年大會完結時屆滿。因此於股東特別大會上將提呈一項普通決議案，再次授予董事會此項一般性權力(「購回股份之授權」)，使其可在香港聯合交易所有限公司(「聯交所」)購回本公司之股份，而可購回數量以決議案通過當日，本公司已發行股本之10%為限。

假如購回股份之授權決議案在股東特別大會上獲通過，購回股份之授權的有效期將直至本公司下次股東週年大會完結時為止。除非購回股份之授權於該大會中獲續期或本公司組織章程細則或法例規定本公司下屆股東週年大會須予召開之期限屆滿日或於該大會前舉行之股東大會中以本公司股東(「股東」)通過之普通決議案撤銷或更改。

聯交所之證券上市規則(「上市規則」)所規定有關管制公司於聯交所購回本身證券之說明文件已刊載於本通函之附錄內，藉以向股東提供必須之資料，以便在知情之情況下就有關之建議作出決定。

發行股份之一般性授權

股東特別大會上將提呈普通決議案動議(i)授予董事會一般性權力以發行及以其他方式處理限於不超過決議案通過之日，本公司已發行股本之20%股份(「一般性授權」)及(ii)批准將根據購回股份之授權而購回之任何股份，加入授予董事會之一般性授權中。董事會現在並無計劃發行任何新股。

股東特別大會

股東特別大會將於二零零一年八月二十三日召開，會議通告刊載於本通函之第八頁至第十頁，並隨附股東特別大會適用之白色代表委任表格。無論　閣下是否有意出席大會，敬請按照其印備之指示填妥代表委任表格，並於大會指定舉行時間前四十八小時交回本公司於香港之主要辦事處。股東填妥及交回代表委任表格後，仍可親自出席股東特別大會，並於會上投票。

推薦意見

董事會認為購回股份之授權及一般性授權乃符合本公司及其股東之最佳利益。因此，董事會推薦　閣下投票贊成股東特別大會上提呈之上述各項決議案。

此致

列位股東　台照

承董事會命
主席兼總裁
朱嘉樂
謹啟

二零零一年七月三十日

股本

自二零零零年四月三日開始，本公司每股現時已發行及未發行之股份(「股份」)已由每股面值0.1港元分拆為十股每股面值0.01港元之股份。現建議可購回本公司股份，其數目最多可達於購回股份之授權決議案通過當日，本公司已發行每股面值港幣0.01元股份之10%。於二零零一年七月二十七日(即釐定該數目之最後實際可行日期)，本公司已發行之股份為3,956,024,000股。以此數目為基準(假設在二零零一年七月二十七日後直至該決議案通過當日，並無再發行或購回股份)，董事會將獲授權購回不超過395,602,400股。

購回原因

董事會相信，可購回股份乃符合本公司及其股東之最佳利益。此種購回須視乎當時市場情況及資金安排而定，可導致資產淨值及／或每一股份之收益增長。董事會正尋求購回股份之授權，使本公司在適當之情況下可靈活購回股份。在任何情況下，購回股份之數目，購回股份之價格及其他條款，將於有關時間由董事會考慮當時之情形及因素而定。購回股份之授權將會在本公司及其股東之最佳利益下，才予行使。

資金來源

預期任何購回所需之資金將來自所購回股份之已繳股本及本公司可用作派息或分派之資金，或為此用途而發行股份之所得款項撥付，如購回股份需付溢價，則該溢價會在本公司可用作派息或分派之資金或在未購回股份前之本公司之股份溢價賬中支付，上述乃根據公司法按上述原因可合法動用之資金。

倘在建議之購回期間內任何時間全部行使購回股份之授權，則可能對本公司之營運資金或資本負債比率(與截至二零零一年三月三十一日止年度年報內之審核賬目所披露之狀況

比較）造成重大之不利影響。然而，董事會倘認為進行購回股份對本公司必須具備之營運資金或董事會不時認為適合本公司之資本負債比率水平會有重大不利影響時，將不會行使購回股份之授權。

市場股價

過去十二個月內，本公司之股份在聯交所之最高及最低價如下：

	最高 港元	最低 港元
二零零零年七月	0.365	0.300
二零零零年八月	0.350	0.285
二零零零年九月	0.305	0.240
二零零零年十月	0.280	0.246
二零零零年十一月	0.310	0.232
二零零零年十二月	0.285	0.234
二零零一年一月	0.275	0.236
二零零一年二月	0.248	0.210
二零零一年三月	0.224	0.192
二零零一年四月	0.210	0.020
二零零一年五月	0.088	0.051
二零零一年六月	0.062	0.045

權益之披露

董事會已向聯交所作出承諾，只要上市規則及有關之百慕達法例適用，其將根據該等規則及法例，依據提呈之決議案行使本公司進行購回之權力。

各董事及（就其作出一切合理查詢後所知）其任何聯繫人等現時均無意於購回股份之授權獲股東批准及行使後根據購回股份之授權向本公司出售股份。

目前並無任何其他關連人士(按上市規則之定義)知會本公司，倘購回股份之授權獲股東批准及行使，彼等擬出售股份予本公司或作出不出售股份之承諾。

倘股東所佔本公司有投票權之股本權益比例因進行股份購回而增加，則就香港公司收購及合併守則(「收購守則」)而言，此項增加將作為收購之結果論。故此，該股東或行動一致之眾股東可獲得或加強本公司之控制權，及可能根據收購守則第26條提出強制性收購之建議。

於二零零一年七月二十七日(本通函付印前之最後實際可行日期)，各董事及彼等之聯繫人士於本公司股本中，持有根據證券(公開權益)條例(「公開權益條例」)第29條須予保存之登記冊上所載之權益如下：

(a) 股份

	每股面值0.01港元之股份數目		
董事姓名	私人權益	其他權益	持股百份比
朱嘉樂先生	67,340,000股	2,365,200,000股 (附註)	61.49%
屈漢強先生	18,660,000股	—	0.47%
陳啟國先生	18,710,000股	—	0.47%
朱詠儀小姐	80,000,000股	—	2.02%

附註：　該等股份乃由Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由於一九九六年六月成立之全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據聯交所證券上市條例應用指引第五號，朱先生擁有該等數目股份之「其他權益」。

(b) 購股權

於二零零一年七月二十七日，各董事擁有購股權之個人權益，由授出購股權日期起之十年期間內，可以每股0.02752港元之行使價認購本公司之股份數目如下：

董事姓名	購股權之數目 於二零零零一年 四月十七日 授出	截至 於二零零一年 七月二十七日 內行使	於二零零一年 七月二十七日 尚未行使
朱嘉樂先生	90,000,000	60,000,000	30,000,000
朱詠儀小姐	60,000,000	30,000,000	30,000,000
	150,000,000	90,000,000	60,000,000

上述董事合共擁有本公司已發行股份之64.46%。

除上述披露者外，各董事、主要行政人員或彼等各自之聯繫人士概無於本公司之股本或債券中持有任何個人、家族、公司及其他權益而根據公開權益條例第29條已記錄在本公司之董事權益登記冊。

在二零零一年七月二十七日，根據公開權益條例第16(1)條存置之名冊顯示，持有本公司已發行股本中10%或以上之權益之股東為Charmwood Development Limited，其持有2,365,200,000股股份。此等權益亦已於上文董事於本公司證券權益中披露為朱嘉樂先生之權益。

除上文披露者外，概無任何人士擁有本公司股份而需要根據公開權益條例第16(1)條規定登記。

假如董事按照購回股份之授權行使全部購回股份之權力時，則朱嘉樂先生之持股百分比將會增加至68.32%，而上述所有董事的則將會增加至71.62%。董事會並不知悉任何其他因根據購回股份之授權購回之任何股份而導致根據收購守則而可能產生之任何後果。

本公司購回之股份

本公司在二零零一年七月二十七日(本通函付印前之最後實際可行日期)前六個月並無購回任何股份(不論於聯交所或其他證券交易所)。

ALPHA GENERAL (HOLDINGS) LIMITED

第一珍寶(集團)有限公司

(於百慕達註冊成立之有限公司)

茲通告第一珍寶(集團)有限公司(「本公司」)謹定於二零零一年八月二十三日星期四上午十一時十五分正(或在同日同地舉行之股東週年大會完結或休會後召開)假座香港中環干諾道中壹號富麗華酒店三樓珊瑚廳二召開股東特別大會,藉以考慮及酌情通過下列第(1)項至第(3)項議案為普通決議案:

普通決議案

(1) 「**動議**:

(A) 在下文(C)段之規限下,無條件授予本公司董事會一般性權力,在符合一切適用法例之情況下,於有關期間(「按下述之定義」)行使本公司之一切權力配發、發行及授予本公司股份,或可轉換為該等股份之證券,或購股權、認股權證或類似權利以認購本公司任何股份或該等可換股證券,並作出或授予可能需要行使該項權力之建議、協議及購股權;

(B) 上文(A)段所述之批准將授權本公司董事會於有關期間作出或授予可能需要在有關期間終結後始行使該項權力之建議、協議及購股權;

(C) 本公司董事會根據上文(A)段之批准所配發或同意有條件或無條件配發(無論根據購股權或其他方式而配發者)之股份數額惟根據行使認股權證以認購本公司股份,或行使本公司已採納之購股權計劃,或根據本公司組織章程細則發行股份以代替全部或部份股息,或本公司按比例(零碎股份除外)向任何類別證券持有人(就此目的而言,不包括根據其居住地點之法律不准進行售股建議之持有人)提呈發售本公司該類證券而發行者除外,不得超過本公司在本決議案通過之日已發行股本之20%;及

(D) 就本決議案而言：

「有關期間」指本決議案通過之日至下列任何一項較早發生之期間：

(a) 本公司下屆股東週年大會結束；

(b) 本公司組織章程細則或法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；或

(c) 本決議案在股東大會經本公司股東以普通決議案撤銷或修改之日。」

(2) 「動議：

(A) 在下文(B)段之規限下，無條件授予本公司董事一般性權力，在符合一切適用法例之情況下，於有關期間(「按下述之定義」)行使本公司之一切權力，在香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司就此認可之任何其他證券交易所購回本公司之股份；

(B) 本公司董事會根據上文(A)段之批准在有關期間購回本公司股份或同意有條件或無條件購回之股份數額，不得超過本公司在本決議案通過之日已發行股本之10%，而上述批准亦須受此數額限制；及

(C) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列任何一項較早發生之期間：

(a) 本公司下屆股東週年大會結束；

(b) 本公司組織章程細則或法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；或

(c) 本決議案在股東大會經本公司股東以普通決議案撤銷或修改之日。」

(3) 「動議本公司在第(2)項普通決議案通過之後所購回本身股份之數額(惟該數額不得超過第(2)項普通決議案通過之日，本公司已發行股份之10%)，須加入本公司董事會根據上述第(1)項普通決議案可予配發或同意有條件或無條件配發之股份之數額。」

承董事會命
公司秘書
鄧志全

香港，二零零一年七月三十日

附註：

(a) 凡有權出席大會及於大會上投票之本公司股東均可依據公司組織章程細則委派一位或多個一位代表出席及代其投票。受委代表毋須為本公司股東。

(b) 代表委任表格連同委任人已簽妥之授權書或其他授權文件(指如有而言)或由公證人簽署證明之授權文件副本，須於大會或其續會舉行時間四十八小時前交回本公司在香港之主要辦事處方為有效。

02 MAR 22 AM 8:26

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALPHA GENERAL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liabilities)

CONNECTED TRANSACTION

Alpha Appliances, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement dated 16 July, 2001 with Napson whereby Alpha Appliances has conditionally agreed to acquire from Napson the entire issued share capital of Grant Return for a cash consideration of HK$31,096,000 payable as to HK$1,096,000 by one lump sum on Completion and as to the balance of HK$30,000,000 by 60 consecutive equal monthly installments of HK$500,000 each interest-free.

The basis of consideration for the Acquisition has been arrived at after arm's length negotiations between the parties involved with reference to the unaudited adjusted net asset value of Grant Return as at 30 June, 2001 as adjusted by the valuation surplus of the Property as at 10 July, 2001 and the Release. Alpha Appliances will finance the Acquisition from its internal resources.

The principal business of Grant Return is property investment whilst its current major asset is its entire rights and interests in the Property situated in Sheung Shui, New Territories, Hong Kong and the Tenancy Agreements under which the Property is currently leased by Alpha Appliances for use as godown at an aggregate monthly rental of HK$245,000.

Napson is a company wholly-owned by Charmwood which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries. Thus Napson is regarded as a connected person of the Company under Chapter 14 of the Listing Rules. The Acquisition constitutes a connected transaction for the Company and is subject to independent shareholders' approval.

An independent board committee will be formed to advise the independent shareholders in respect of the terms of the Acquisition. Vickers Ballas Capital Limited has been appointed to advise the independent board committee in respect of the Acquisition. A circular containing advice from the independent board committee and advice from Vickers Ballas Capital Limited to the independent board committee and giving the information required under the Listing Rules will be despatched to shareholders of the Company as soon as practicable.

THE AGREEMENT DATED 16 JULY, 2001

Parties

Purchaser: Alpha Appliances, a wholly-owned subsidiary of the Company

Vendor: Napson, a company wholly-owned by Charmwood which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries

Assets to be acquired

2,000,000 shares of the nominal value of HK$1 each in Grant Return, representing its entire issued share capital, which shall be sold to the Purchaser free from liens and encumbrances. The principal business of Grant Return is property investment with its current major asset being its entire rights and interests in the Property situated in Sheung Shui, New Territories, Hong Kong, which is currently leased by Alpha Applicances for use as godown at an aggregate monthly rental of HK$245,000 under the Tenancy Agreements.

The Property which is the current major asset of Grant Return is valued at HK$33,800,000 as at 10 July, 2001 by an independent property valuer.

Consideration

The Consideration of HK$31,096,000 (calculated on the basis of HK$15.548 per share) will be in cash and payable by Alpha Appliances to Napson as to HK$1,096,000 by one lump sum on Completion and as to the balance of HK$30,000,000 by 60 consecutive equal monthly installments of HK$500,000 each interest-free.

The Consideration has been arrived at after arm's length negotiations between the parties involved with reference to the unaudited adjusted net asset value of Grant Return as at 30 June, 2001 of approximately HK$33.54 million as adjusted by the valuation surplus of the Property as at 10 July, 2001 and the Release. The Consideration represents a discount of approximately (a) 7.29% to the unaudited adjusted net asset value and (b) approximately 8% to the above-mentioned value of the Property of HK$33,800,000 as determined by an independent property valuer. Alpha Appliances will finance the Acquisition from its internal resources. The Directors consider the terms (including the Consideration) of the Acquisition to be fair and reasonable so far as the Company and the independent shareholders of the Company are concerned.

Conditions and Completion

The Agreement is conditional upon the passing of a resolution by the independent shareholders of the Company in the SGM to approve the Acquisition. It is currently expected that the SGM will be convened to be held on 23 August, 2001. If such condition cannot be satisfied on or before 31 October, 2001, the Agreement shall become null and void and in such event, none of the parties hereto shall have any further liability to any of the other parties.

The expected date of Completion will be the 6th business day from the satisfaction of the said condition.

INFORMATION ON GRANT RETURN

The principal activity of Grant Return is property investment. The major asset of Grant Return is its entire rights and interest in the Property as well as under the Tenancy Agreements. Alpha Appliances currently leases the Property from Grant Return at an aggregate monthly rental of HK$245,000. Based on the management accounts of Grant Return, the unaudited net asset value (before adjustment) of Grant Return as at 30 June, 2001 amounted to approximately HK$21.06 million. After taking into account the Release and the valuation surplus of the Property, the unaudited adjusted net asset value amounted to approximately HK$33.54 million as at 30 June, 2001. The audited profit before and after taxation of Grant Return amounted to approximately HK$3.58 million and HK$3.04 million for year ended 31 December, 1999 and HK$2.75 million and HK$2.38 million for year ended 31 December, 2000 respectively.

REASONS FOR THE ACQUISITION

The Company through its subsidiaries is principally engaged in importing, marketing and distributing "GENERAL" air conditioners, refrigerators and washing machines in Hong Kong, Macau and the PRC. The Directors are of the view that given Alpha Appliances currently leases the Property from Grant Return for use as godown, and in light of the recent development of the property market in Hong Kong, it would be in the interests of the Company and its shareholders to effect the Acquisition such that the Company would be able to enjoy a rental saving of approximately HK$2,940,000 per annum as such rental would then be contained within the same group as being due from one member to another.

GENERAL

Napson is a company wholly-owned by Charmwood which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries. Accordingly, Napson is a connected person of the Company under Chapter 14 of the Listing Rules. Therefore, the Acquisition constitutes a connected transaction and is subject to independent shareholders' approval at the SGM, at which Charmwood and its associates will abstain from voting.

An independent board committee will be formed to advise the independent shareholders in respect of the terms of the Acquisition. Vickers Ballas Capital Limited has been appointed to advise the independent board committee in respect of the Acquisition. A circular containing advice from the independent board committee and from Vickers Ballas Capital Limited to the independent board committee and containing information regarding the Acquisition and giving the information, including but not limited to the valuation report of the Property prepared by the independent valuer, will be despatched to shareholders of the Company as soon as practicable.

DEFINITIONS

"Acquisition"	the acquisition of the entire issued share capital of Grant Return by Alpha Appliances from Napson pursuant to the Agreement
"Agreement"	the conditional sale and purchase agreement for the Acquisition dated 16 July, 2001 made between Alpha Appliances and Napson
"Alpha Appliances"	Alpha Appliances Limited, a company incorporated in Hong Kong, and a wholly-owned subsidiary of the Company
"associates"	as defined in the Listing Rules
"Charmwood"	Charmwood Development Limited, a company incorporated in Liberia and a substantial shareholder of the Company
"Company"	Alpha General (Holdings) Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition pursuant to the Agreement
"Consideration"	the consideration payable by Alpha Appliances to Napson for the Acquisition under the Agreement
"Directors"	the directors of the Company
"Grant Return"	Grant Return Investments Limited, a company incorporated under the law of Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	an amount of HK$9,311,940 interest-free loan due by Grant Return to Napson
"Napson"	Napson Trading Limited, a company incorporated under the law of Hong Kong
"Property"	1/F, (and flat roof thereof), 2/F., 3/F. (and flat roof thereof), 4/F. & 5/F, Ground Floor and Car Parking Spaces Nos. L1, L2, L3, V1, V2 and V3 of Alpha Appliances Building, 21 Po Wan Raod, Sheung Shui, New Territories, Hong Kong
"Release"	the release and discharge of the Loan already given by Napson in favour of Grant Return on 14 July, 2001
"SGM"	the special general meeting of the Company to be convened to consider and, if thought fit, to approve the Acquisition
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	the four tenancy agreements in relation to the Property entered into between Alpha Appliances and Grant Return, each for a term of three years from 1 July, 2000 to 30 June, 2003 at the then prevailing market rate of an aggregate monthly rental of HK$245,000

By Order of the Board
K.K. Chan
Executive Director

Hong Kong, 17 July, 2001

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ALPHA GENERAL (HOLDINGS) LIMITED (the "Company"), you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ALPHA GENERAL (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

Acquisition of shares in Grant Return Investments Limited

Independent financial adviser to the Independent Board Committee

VICKERS BALLAS

A letter from the Independent Board Committee of Alpha General (Holdings) Limited is set out on page 7 of this circular. A letter from Vickers Ballas Capital Limited containing its advice to the Independent Board Committee is set out on pages 8 to 10 of this circular.

A notice convening a special general meeting of Alpha General (Holdings) Limited to be held at Coral Room 2, 3rd Floor, Furama Hotel, One Connaught Road Central, Hong Kong on Thursday, 23 August 2001 at 11:30 a.m. (or so soon thereafter as the Special General Meeting of the Company convened for the same date and place shall have been concluded or adjourned) is set out on page 19 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 48 hours before the time appointed for holding the meeting.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

30 July 2001

DEFINITIONS

In this circular, the following expressions shall have the meanings respectively set out below unless the context requires otherwise:

"Acquisition"	the acquisition of the entire issued share capital of Grant Return by Alpha Appliances from Napson pursuant to the Agreement
"Agreement"	the conditional sale and purchase agreement for the Acquisition dated 16 July 2001 made between Alpha Appliances and Napson
"Alpha Appliances"	Alpha Appliances Limited, a company incorporated in Hong Kong, and a wholly-owned subsidiary of the Company
"associates"	as defined in the Listing Rules
"Board"	the board of Directors
"Charmwood"	Charmwood Development Limited, a company incorporated in Liberia and a substantial shareholder of the Company
"Company"	Alpha General (Holdings) Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition pursuant to the Agreement
"Consideration"	the consideration payable by Alpha Appliances to Napson for the Acquisition under the Agreement
"Directors"	the directors of the Company
"Grant Return"	Grant Return Investments Limited, a company incorporated under the law of Hong Kong
"Group"	the Company and its subsidiaries from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the committee of independent directors of the Company comprising Mr. Chan Chi Keung, Chris and Dr. Wu Shu Chih, Alex who are invited to advise the Independent Shareholders in connection with the Acquisition
"Independent Shareholders"	the Shareholders other than Charmwood and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Loan"	an amount of HK$9,311,940 interest-free loan due by Grant Return to Napson
"Napson"	Napson Trading Limited, a company incorporated under the law of Hong Kong
"PRC"	The People's Republic of China
"Property"	1st Floor (and flat roof thereof), 2nd Floor, 3rd Floor (and flat roof thereof), 4th Floor and 5th Floor, Ground Floor and Car Parking Spaces Nos. L1, L2, L3, V1, V2 and V3 of Alpha Appliances Building, 21 Po Wan Road, Sheung Shui, New Territories, Hong Kong
"Property Valuation"	the valuation of the Property as at 10 July 2001 as conducted by Sallmanns (Far East) Limited
"Release"	the release and discharge of the Loan already given by Napson in favour of Grant Return on 14 July 2001
"Shareholders"	shareholders of the Company
"Shares"	shares in the Company of HK$0.01 each
"SGM"	the special general meeting of the Company to be convened to consider and, if thought fit, to approve the Acquisition
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	the four tenancy agreements in relation to the Property entered into between Alpha Appliances and Grant Return, each for a term of three years from 1 July 2000 to 30 June 2003 at the then prevailing market rate of an aggregate monthly rental of HK$245,000
"Vickers Ballas"	Vickers Ballas Capital Limited, an investment adviser and a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee in respect of the Acquisition

ALPHA GENERAL (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

Directors:
Mr. Chu Ka Lok, Peter *(Chairman and President)*
Mr. Wat Hon Keung *(Vice President)*
Mr. Chan Kai Kwok
Ms. Chu Maria Teresa
*Mr. Chan Chi Keung, Chris
*Dr. Wu Shu Chih, Alex

**Independent non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office in Hong Kong:
Room 1503, Dominion Centre
43-59 Queen's Road East
Hong Kong

30 July 2001

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

1. INTRODUCTION

On 17 July 2001 the Company announced that Alpha Appliances, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement dated 16 July 2001 with Napson whereby Alpha Appliances has conditionally agreed to acquire from Napson the entire issued share capital of Grant Return for a cash consideration of HK$31,096,000 payable as to HK$1,096,000 by one lump sum on Completion and as to the balance of HK$30,000,000 by 60 consecutive equal monthly installments of HK$500,000 each interest-free.

The basis of consideration for the Acquisition has been arrived at after arm's length negotiations between the parties involved with reference to the unaudited adjusted net asset value of Grant Return as at 30 June 2001 as adjusted by the valuation surplus of the Property as at 10 July 2001 and the Release. Alpha Appliances will finance the Acquisition from its internal resources.

The principal business of Grant Return is property investment whilst its current major asset is its entire rights and interests in the Property situated in Sheung Shui, New Territories, Hong Kong and the Tenancy Agreements under which the Property is currently leased by Alpha Appliances for use by Alpha Appliances as godown at an aggregate monthly rental of HK$245,000.

Napson is a company wholly-owned by Charmwood which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries. Thus Napson is regarded as a connected person of the Company under Chapter 14 of the Listing Rules. The Acquisition constitutes a connected transaction for the Company and is subject to Independent Shareholders' approval.

2. THE AGREEMENT DATED 16 JULY 2001

2.1 Parties

Purchaser:	Alpha Appliances, a wholly-owned subsidiary of the Company
Vendor:	Napson, a company wholly-owned by Charmwood which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries

2.2 Assets to be acquired

2,000,000 shares of the nominal value of HK$1 each in Grant Return, representing its entire issued share capital, which shall be sold to Alpha Appliances free from liens and encumbrances. The principal business of Grant Return is property investment with its current major asset being its entire rights and interests in the Property situated in Sheung Shui, New Territories, Hong Kong, which is currently leased by Alpha Appliances for use by Alpha Appliances as godown at an aggregate monthly rental of HK$245,000 under the Tenancy Agreements.

The 4th and 5th Floors of Alpha Appliances Building forming part of the Property are currently subject to a legal charge in favour of a bank but such legal charge will be discharged prior to Completion, while the remaining parts of the Property are free from mortgages, charges and similar encumbrances.

The Property which is the current major asset of Grant Return is valued at HK$33,800,000 as at 10 July 2001 by Sallmanns (Far East) Limited, an independent property valuer.

2.3 Consideration

The Consideration of HK$31,096,000 (calculated on the basis of HK$15.548 per share) will be in cash and payable by Alpha Appliances to Napson (a) as to HK$1,096,000 by one lump sum on Completion; and (b) as to the balance of HK$30,000,000 by 60 consecutive equal monthly instalments of HK$500,000 each interest-free. The first of such monthly instalment shall commence on the last business day of the month following the month in which Completion takes place.

The Consideration has been arrived at after arm's length negotiations between the parties involved with reference to the unaudited adjusted net asset value of Grant Return as at 30 June 2001 of approximately HK$ 33.54 million as adjusted by the valuation surplus of the Property as at 10 July, 2001 and the Release. The Consideration represents a discount of approximately (a) 7.29% to the unaudited adjusted net asset value; and (b) approximately 8% to the above-mentioned value of the Property of HK$33,800,000 as determined by Sallmanns (Far East) Limited, an independent property valuer. Alpha Appliances will finance the Acquisition from its internal resources. The Directors consider the terms (including the Consideration) of the Acquisition to be fair and reasonable so far as the Company and the Independent Shareholders of the Company are concerned.

2.4 **Condition and Completion**

Completion under the Agreement is conditional upon the passing of a resolution by the Independent Shareholders of the Company in the SGM to approve the Acquisition. The SGM will be convened to be held on 23 August 2001. If such condition cannot be satisfied on or before 31 October 2001 , the Agreement shall become null and void and in such event, none of the parties hereto shall have any further liability to any of the other parties.

The expected date of Completion will be the 6th business day from the satisfaction of the said condition.

3. INFORMATION ON GRANT RETURN

The principal activity of Grant Return is property investment. The major asset of Grant Return is its entire rights and interest in the Property as well as under the Tenancy Agreements. Alpha Appliances currently leases the Property from Grant Return at an aggregate monthly rental of HK$245,000. Based on the management accounts of Grant Return, the unaudited net asset value (before adjustment) of Grant Return as at 30 June 2001 amounted to approximately HK$21.06 million. After taking into account the Release and the valuation surplus of the Property, the unaudited adjusted net asset value amounted to approximately HK$ 33.54 million as at 30 June 2001. The audited profit before and after taxation of Grant Return amounted to approximately HK$3.58 million and HK$3.04 million for year ended 31 December 1999 and HK$2.75 million and HK$2.38 million for year ended 31 December 2000 respectively. The audited net asset value of Grant Return amounted to approximately HK$17.43 million for the year ended 31 December 1999 and HK$19.81 million for the year ended 31 December 2000 respectively.

4. REASONS FOR THE ACQUISITION

The Company through its subsidiaries is principally engaged in importing, marketing and distributing "GENERAL" air conditioners, refrigerators and washing machines in Hong Kong, Macau and the PRC. The Directors are of the view that given Alpha Appliances currently leases the Property from Grant Return for use by Alpha Appliances as godown, and in light of the recent development of the property market in Hong Kong, it would be in the interests of the Company and its shareholders to effect the Acquisition such that the Group would be able to enjoy a rental saving of approximately HK$2,940,000 per annum.

5. GENERAL

Napson is a company wholly-owned by Charmwood which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries. Accordingly, Napson is a connected person of the Company under Chapter 14 of the Listing Rules. Therefore, the Acquisition constitutes a connected transaction and is subject to Independent Shareholders' approval at the SGM, at which Charmwood and its associates will abstain from voting.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the terms of the Acquisition. Vickers Ballas has been appointed to advise the Independent Board Committee in respect of the Acquisition.

The purpose of this circular is to provide you with further information relating to the Acquisition, (a) the advice from the Independent Board Committee to the Independent Shareholders as set out on page 7 of this circular; and (b) advice from Vickers Ballas to the Independent Board Committee as set out on pages 8 to 10 of this circular and the Property Valuation as set out on pages 11 to 15 of this circular and give the information required under the Listing Rules. Your attention is drawn to the texts of such advices and to the appendices which contain certain additional information relating to the Acquisition.

By Order of the Board
Chan Kai Kwok
Executive Director

ALPHA GENERAL (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

30 July 2001

Members of the Independent Board Committee:
Mr. Chan Chi Keung, Chris
Dr. Wu Shu Chih, Alex

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

We refer to the circular of the Company dated 30 July 2001 (the "Circular") to the Shareholders, of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned.

Vickers Ballas has been appointed by the Company as the independent financial adviser to advise us on the terms of the Acquisition. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 8 to 10 of the Circular.

Your attention is drawn to the letter from the Board and the valuation report set out on pages 3 to 6 and pages 11 to 15 of the Circular respectively and the additional information set out in the appendices.

Having taken into account the terms of the Acquisition, and the advice given by Vickers Ballas, we consider that the terms of the Acquisition are in the interests of the Company and as far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Acquisition.

Yours faithfully,
Chan Chi Keung, Chris   Dr. Wu Shu Chih, Alex
Independent Board Committee

VICKERS BALLAS

Vickers Ballas Capital Limited
19th Floor, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

30 July 2001

The Independent Board Committee
Alpha General (Holdings) Limited

Dear Sirs,

CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Acquisition, details of which are contained in a circular (the "Circular") to the Shareholders dated 30 July 2001, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or Grant Return or any of their respective subsidiaries and associates.

PRINCIPAL FACTORS CONSIDERED

In assessing the fairness and reasonableness of the Acquisition, we have considered the following principal factors and reasons:

Background of and reasons for the Acquisition

The Group is principally engaged in the importing, marketing and distribution of "GENERAL" air conditioners, refrigerators and washing machines in Hong Kong, Macau and the PRC. The Group has been leasing the Property from Grant Return for use as godown since July 1997 for a current aggregate monthly rental of HK$245,000.

By effecting the Acquisition, we note that the Group would have had a rental saving of HK$2.94 million per annum, representing approximately 14% of the Group's audited net profit for the year ended 31 March 2001.

Having considered the Company's current usage of the Property and the estimated annual rental savings, we concur with the views of the Directors that the Acquisition is in the interests of the Company and the Shareholders as a whole.

The Consideration

Basis

The Consideration of HK$31,096,000 (calculated on the basis of HK$15.548 per share) was arrived at after an arm's length negotiation with reference to the unaudited adjusted net asset value of Grant Return as at 30 June 2001 as adjusted by (i) the property valuation surplus (the "Surplus") of the Property as prepared by Sallmanns (Far East) Limited, an independent valuer (the "Independent Valuer") as at 10 July 2001; and (ii) the Release. Given the fact that Grant Return is principally engaged in property investment whereby its principal asset is its interest in the Property, we consider the basis of determining the Consideration to be fair and reasonable.

We note that the Property Valuation as at 10 July 2001 amounted to HK$33.8 million. Based on the unaudited management accounts of Grant Return as at 30 June 2001, the unaudited adjusted net asset value of Grant Return as at 30 June 2001 (adjusted for the Surplus and the Release) (the "Adjusted NAV") amounted to approximately HK$33.54 million. The Consideration represents a discount of (i) approximately 7.29% to the Adjusted NAV of Grant Return; and (ii) approximately 8% to the value of the Property under the Property Valuation.

We have also reviewed and discussed with the Independent Valuer the methodology of and bases and assumptions adopted in arriving at the Property Valuation. The Independent Valuer has adopted the open market method in appraising the fair market value of the Property at its existing state. Given the above, we consider that the Property Valuation can be relied upon.

Having taken into account the above, we consider that the Consideration is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Payment terms

In accordance with the terms of the Agreement, the Company will pay (a) HK$1,096,000 by one lump sum on Completion and (b) as to the balance of HK$30,000,000 by 60 consecutive equal monthly instalments of HK$500,000 each interest-free (with the first of such monthly instalment commencing on the last business day of the month following the month in which Completion takes place). We consider that such deferred interest-free payment terms would minimise any adverse impact on the Group's working capital requirement and thus is in the interests of the Company and the Independent Shareholders.

Pro forma financial effects

Earnings

Upon Completion, the Group would be able to enjoy a rental saving of approximately HK$2.94 million per annum, which would have a positive impact on the Group's earnings.

Net asset value

Based on the Adjusted NAV of Grant Return as at 30 June 2001 and the Consideration payable, the Group will consolidate its interest in Grant Return's net asset value on the cost of investment basis. Thus, the Group's pro forma unaudited consolidated net tangible asset value would remain unchanged.

Working capital

Based on the Company's annual report 2000, the Group had a cash balance of approximately HK$48.44 million as at 31 March 2000. Upon Completion, the Company will pay an aggregate cash amount of HK$1,096,000 for the Consideration. The Directors consider that barring unforeseen circumstances, given the deferred interest-free installment payment scheme and the Group's current working capital position, the Group would have sufficient internal resources to meet such capital requirement without affecting the Group's other operations.

Having taken into account the above financial effects of the Acquisition on the Group, we are of the opinion that the Acquisition would have a positive financial impact on the Group.

RECOMMENDATION

Having taken into consideration the principal factors and reasons referred to above, we are of the opinion that the Acquisition is in the interests of the Company and the Shareholders and that the terms are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Acquisition.

Yours faithfully,
For and on behalf of
VICKERS BALLAS CAPITAL LIMITED
Alex Lau — *Director*
Flavia Hung — *Director*

The following is the text of a letter, summary of value and valuation certificate, prepared for the purpose of incorporation in this Circular received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 10 July 2001 of the property interest of the Group in Hong Kong.

Sallmanns 西門

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

15/F Trinity House
165-171 Wanchai Road
Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

14 July 2001

The Directors
Alpha General (Holdings) Limited
Room 1503, Dominion Centre
43-59 Queen's Road East
Hong Kong

Dear Sirs,

In accordance with your instructions to value the property interest of Grant Return Investments Limited (referred to as the "Company") and its subsidiaries (hereinafter together collectively referred to as the "Group") located in Hong Kong, we confirm that we have carried out an inspection, made relevant enquiries and obtained such further information as we consider necessary for providing you with our opinion of the open market value of such property interest as at 10 July 2001 (the "date of valuation").

BASIS OF VALUATION

Our valuation of the property interest is our opinion of the open market value which we would define as intended to mean our opinion of the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

VALUATION METHODOLOGY

In valuing the property interest, which is used for investment holding by the Group, we have adopted the Investment Approach by taking into account the current rents passing or the hypothetical rents and the reversionary potential of the tenancies if they have been or would be let to tenants.

TITLE INVESTIGATION

We have caused searches to be made at the relevant Land Registry and in some instances we have been provided with extracts of title documents and tenancy agreements. However, we have neither examined the original documents to verify ownership nor to ascertain the existence of any amendments, which do not appear on the copies handed to us.

VALUATION ASSUMPTIONS

Our valuation has been made on the assumption that the property interest can be sold in the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any other similar arrangement which could serve to affect the value of the property interest. In addition, no account has been taken of any option or right of pre-emption concerning or effecting the sale of the property interest and no forced sale situation in any manner is assumed in our valuation.

In valuing the property interest, we have assumed that the Group has valid and enforceable title to the property interest which is freely transferable, and has free and uninterrupted right to use the same, for the whole of the unexpired term granted subject to the payment of annual Government rent/land use fees and all requisite land premium/purchase consideration payable has been fully settled.

VALUATION CONSIDERATIONS

We have inspected the exterior and wherever possible, the interior of the property included within the attached valuation certificate. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the property is free from rot, infestation or other defects. No tests were carried out on any of the services.

We have relied to a considerable extent on the information provided by the Group and have accepted advice on such matters as planning approvals, statutory notices, easements, tenures, completion dates of buildings, particulars of occupancy, lettings, floor areas and all other relevant matters.

We have not carried out detailed on-site measurements to verify the correctness of the site / floor areas in respect of the property but have assumed that the site / floor areas shown on the documents handed to us are correct. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us by the Group and are therefore only approximations.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. The Group has also advised us that no material facts have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any of the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature, which could affect its value.

Our valuation has been prepared in accordance with the Hong Kong Guidance Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors in March 2000.

Our Summary of Value and Valuation Certificate are enclosed herewith.

Yours faithfully,
For and on behalf of
SALLMANNS (FAR EAST) LIMITED
Tony C.H. Cheng
BSc MUD MRICS AHKIS MCIArb
Associate Director

Note: Mr. Tony C.H. Cheng is a Chartered Surveyor who has more than nine years' experience in valuation of properties in Hong Kong and the Asia-Pacific Region.

SUMMARY OF VALUE

No.	Property	Open market value in existing state as at 10 July 2001 *HK$*	Interest attributable to the Group	Value attributable to the Group as at 10 July 2001 *HK$*
	Property interest held for investment by the Group in Hong Kong			
1.	G/F and Vehicle Parking Space Nos. L1, L2, L3, V1, V2 & V3, 1/F & Flat Roof, 2/F, 3/F & Flat Roof, 4/F and 5/F, Alpha Appliances Building, No. 21 Po Wan Road, Sheung Shui, New Territories, Hong Kong	33,800,000	100%	33,800,000
	Total:	**33,800,000**		**33,800,000**

VALUATION CERTIFICATE

Property interest held for investment by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 10 July 2001
1.	G/F and Vehicle Parking Space Nos. L1, L2, L3, V1, V2 & V3, 1/F & Flat Roof, 2/F, 3/F & Flat Roof, 4/F and 5/F, Alpha Appliances Building, No. 21 Po Wan Road, Sheung Shui, New Territories, Hong Kong Certain equal and undivided shares of and in Fanling Sheung Shui Town Lot No. 117	The property comprises loading and unloading spaces, 3 lorry parking spaces and 3 light van parking spaces on the ground floor and industrial units on the 1st to 5th floors within a 6-storey industrial building completed in 1992. The property is zoned "Industrial purposes" under the existing Outline Zoning Plan. The property contains a total gross floor area of approximately 50,006 square feet and flat roofs of 1,122 square feet. The property is held from the government under New Grant No. 12449 for a term commencing from 25 September 1990 and expiring on 30 June 2047. The current government rent payable is equal to 3% of the rateable value for the time being of the property.	The property is currently let to a single tenant under various tenancy agreements all dated 1 July 1997 and 4 notices to renew the tenancies effective on 31 March 2000 for a common term of 3 years from 1 July 2000 to 30 June 2003 at an aggregate monthly rent of HK$245,000 exclusive of rates and management fee. The property is currently occupied by the tenant for warehouse and ancillary office purposes.	HK$33,800,000 (100% interest attributable to the Group: HK$33,800,000)

Notes:—

1. The registered owner of the property is Grant Return Investments Limited.

2. The property is subject to a Deed of Mutual Covenant & Management Agreement vide Memorial No. 291624 dated 16 August 1993.

3. 4th and 5th Floors of the property are subject to a Legal Charge in favour of Shanghai Commercial Bank Limited vide Memorial No. 282665 dated 29 January 1993.

4. To the best of our knowledge (after having made all reasonable enquiries):-

   (a) there is no option or right of pre-emption concerning or affecting the property; and

   (b) there are no other matters which may materially affect the value of the property.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at 26 July 2001 (the latest practicable date prior to the printing of this circular), the interests of the Directors and their associates in the share capital of the Company recorded in the register required to be kept by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) **Shares**

	Number of Shares of HK$0.01 each		
Name of directors	**Personal interests**	**Other interests**	**Percentage of holding**
Mr. Chu Ka Lok, Peter	67,340,000	2,365,200,000 *(Note)*	61.49%
Mr. Wat Hon Keung	18,660,000	—	0.47%
Mr. Chan Kai Kwok	18,710,000	—	0.47%
Ms. Chu Maria Teresa	80,000,000	—	2.02%

Note: These shares were held by Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust set up in June 1996 in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "Other interests" in such number of shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on the Stock Exchange.

(b) **Options**

As at 26 July 2001, the Directors had personal interest in share options to subscribe for Shares in the Company at an exercise price of HK$0.02752 per Share, exercisable within a ten year period from the date of the grant, as follows:

	Number of Shares in options		
Name of director	**Granted at 17 April 2001**	**Exercised as at 26 July 2001**	**Outstanding at 26 July 2001**
Mr. Chu Ka Lok, Peter	90,000,000	60,000,000	30,000,000
Ms. Chu Maria Teresa	60,000,000	30,000,000	30,000,000
	150,000,000	90,000,000	60,000,000

The above Directors were holding a total of 64.46% of the issued capital of the Company.

Save as disclosed above, none of the Directors, chief executives or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company as recorded in the register required to be kept under Section 29 of the SDI Ordinance.

3. SUBSTANTIAL SHAREHOLDER

(a) As at 26 July 2001, according to the register kept under Section 16(1) of the SDI Ordinance, the shareholders who had an interest in 10% or more of the issued share capital of the Company was Charmwood Development Limited which held 2,365,200,000 Shares, representing 59.79% of the issued share capital of the Company. The interests have also been disclosed as an interest of Mr. Chu Ka Lok, Peter in the directors' interests in Shares of the Company above.

(b) Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance or an interest in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. QUALIFICATION AND CONSENT OF EXPERTS

Vickers Ballas is registered as an investment adviser and a dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong). Sallmanns (Far East) Limited, which issued the Property Valuation, is a firm of chartered surveyors, property consultants and asset valuers. Both Vickers Ballas and Sallmanns (Far East) Limited have given and have not withdrawn their written consent to the issue of this circular with copy of their report and/or reference to their name included herein in the form and context in which they respectively appear. Vickers Ballas and Sallmanns (Far East) Limited do not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

5. SERVICE CONTRACTS

(a) Three of the executive Directors, namely Messrs. Chu Ka Lok, Peter, Wat Hon Keung and Ms. Chu Maria Teresa have each entered into a service agreement with the Company for the period of three years commencing on July 1, 1997 and continuing thereafter until terminated by either party giving not less than three months' written notice to the other party. The emoluments of these three executive Directors amounted to the total sum HK$1,873,700 for the year ended 31 March 2001.

(b) Save as disclosed above, no other Director has a service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. INTEREST OF DIRECTORS

(a) The Group has entered into two tenancy agreements with Napson for the use of premises at (i) 1503-7, Dominion Centre, 43-59 Queen's Road East, Hong Kong and (ii) Ground Floor, Yick Man Building, 11 Ha Heung Road, Tokwawan, Kowloon, Hong Kong each for a term of three years from 1 February 2000 to 31 January 2003 at the then prevailing market rate of monthly rentals of (i) HK$49,000 and (ii) HK$30,000 respectively. During the year ended 31 March 2001, total rentals paid and payable to Napson amounted to HK$948,000.

(b) The Group has also entered into four tenancy agreements with Grant Return, a company wholly-owned by Napson, for the use of the Property, each for a term of three years from 1 July 1997 to 30 June 2000. These tenancy agreements have been renewed for a further term of three years at the then prevailing market rate of total monthly rentals of HK$245,000. During the year ended 31 March 2001 total rentals paid and payable to Grant Return amounted to HK$3,525,000.

(c) The independent non-executive Directors have confirmed that the above transactions have been entered into by the Group in the ordinary course of its business and in accordance with the terms of the agreements governing such transactions.

(d) Save as disclosed above, no Director or proposed director or expert (as named in this circular) has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the issuer were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(e) Save as disclosed above, there is no contract or arrangement subsisting at the date of this circular in which a Director of the Company is materially interested and which is significant in relation to the business of the Group.

7. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31 March 2001, the date to which the latest published audited financial statements of the Company were made up.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following document will be available for inspection at Wilkinson & Grist, 6th Floor, Prince's Building, Chater Road, Hong Kong during normal business hours up to and including 23 August 2001:

(a) the letter and valuation certificate (together with a copy of full valuation report) relating to the Property as set out in Appendix I of this circular;

(b) the letter from the Independent Board Committee as set out in this circular;

(c) the letter from Vickers Ballas as set out in this circular;

(d) the three service agreements of the three executive Directors of the Company referred to in the paragraph heading "Service contracts" in this Appendix;

(e) the consent letters from Vickers Ballas and Sallmanns (Far East) Limited as referred to in the paragraph headed "Qualification and consent of experts" in this Appendix; and

(f) the Agreement.

ALPHA GENERAL (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of the Members of Alpha General (Holdings) Limited (the "Company") will be held at Coral Room 2, 3rd Floor, Furama Hotel, One Connaught Road Central, Hong Kong on Thursday, 23 August 2001 at 11:30 a.m. (or so soon thereafter as the Special General Meeting of the Company convened for the same date and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolution.

ORDINARY RESOLUTION

"**THAT** the Acquisition (as defined in the circular dated 30 July 2001 (the "Circular") despatched to the shareholders of the Company, a copy of which is produced to the meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification), including the terms and conditions of the Agreement (as defined in the Circular) and the transactions therein provided be and are hereby approved and that the Directors of the Company be and are hereby authorized to take all steps in connection therewith and to implement such transactions as they may in their absolute discretion think fit."

By Order of the Board
Tang Chi Chuen
Company Secretary

Hong Kong, 30 July 2001

Notes:

(a) A Member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy or more than one proxy to attend and vote for him in accordance with the Company's Bye-laws. A proxy need not be a Member of the Company.

(b) To be valid, forms of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's principal office in Hong Kong not less than 48 hours before the time fixed for holding the Meeting or at any adjournment thereof.

Principal Office in Hong Kong
Room 1503, Dominion Centre
43-59 Queen's Road East
Hong Kong

此乃要件　請即處理

閣下如對本通函或應採取的行動有任何疑問，應諮詢閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一珍寶(集團)有限公司(「本公司」)股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

ALPHA GENERAL (HOLDINGS) LIMITED
第一珍寶(集團)有限公司

(於百慕達註冊成立之有限公司)

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收購
宏集投資有限公司之股份

獨立董事委員會之獨立財務顧問

唯高達

第一珍寶(集團)有限公司獨立董事委員會發出之函件載於本通函第7頁。唯高達融資有限公司發出載有其致獨立董事委員會意見之函件載於本通函第8至第10頁。

第一珍寶(集團)有限公司謹訂於二零零一年八月二十三日星期四上午十一時三十分(或本公司於同日於同一地點召開之股東特別大會結束或續會後隨即舉行)假座香港干諾道中1號富麗華酒店3樓珊瑚廳2舉行股東特別大會，大會通告載於本通函第19頁。無論　閣下能否出席大會，務請根據隨附之代表委任表格上印備之指示，填妥該表格並盡快交回，惟無論如何最遲須於大會指定舉行時間48小時前交回。

填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會並於會上投票。

二零零一年七月三十日

釋　義

本通函內，除文義另有所指外，下列詞語分別具有下列所載之涵義：

「收購」	指	第一電業根據協議向Napson收購宏集之全部已發行股本
「協議」	指	第一電業及Napson於二零零一年七月十六日就收購簽訂之有條件買賣協議
「第一電業」	指	第一電業有限公司，於香港註冊成立，及為本公司之全資附屬公司
「聯繫人」	指	定義見上市規則
「董事會」	指	董事會
「Charmwood」	指	Charmwood Development Limited，一間於利比里亞註冊成立之公司，為本公司之主要股東
「本公司」	指	第一珍寶(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	根據協議完成收購
「代價」	指	第一電業根據協議就收購應付予Napson之代價
「董事」	指	本公司董事
「宏集」	指	宏集投資有限公司，根據香港法例註冊成立之公司
「本集團」	指	本公司及其不時之附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	獲邀就收購向獨立股東提供意見之本公司獨立董事委員會，由陳志強先生及吳樹熾博士組成
「獨立股東」	指	Charmwood及其聯繫人以外之股東
「上市規則」	指	聯交所證券上市規則

「貸款」	指	宏集應付Napson之免息貸款9,311,940港元
「Napson」	指	Napson Trading Limited，根據香港法例註冊成立之公司
「中國」	指	中華人民共和國
「該物業」	指	香港新界上水寶運路21號第一電業大廈1樓（連平台）、2樓、3樓（連平台）、4樓及5樓、地下及車位L1、L2、L3、V1、V2及V3
「物業估值」	指	西門（遠東）有限公司就物業於二零零一年七月十日所進行之物業估值
「解除」	指	於二零零一年七月十四日解除及撤銷Napson給予宏集之貸款
「股東」	指	本公司股東
「股份」	指	每股面值0.01港元之本公司股份
「股東特別大會」	指	本公司將召開以考慮及酌情批准收購之股東特別大會
「聯交所」	指	香港聯合交易所有限公司
「該等租務協議」	指	第一電業及宏集就該物業簽訂之四項租務協議，各為期三年，由二零零零年七月一日起至二零零三年六月三十日止，以當時之市場租金為準，月租總額達245,000港元
「唯高達」	指	唯高達融資有限公司，根據（香港法例第333章）證券條例註冊之投資顧問兼交易商，並為獨立董事委員會就收購之獨立財務顧問

ALPHA GENERAL (HOLDINGS) LIMITED
第一珍寶(集團)有限公司

(於百慕達註冊成立之有限公司)

董事：
朱嘉樂先生(主席兼總裁)
屈漢強先生(副總裁)
陳敏國先生
朱詠儀小姐
陳志強先生*
吳樹熾博士*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港
皇后大道東43-59號
東美中心1503室

* 獨立非執行董事

敬啟者：

關連交易

1. 緒言

本公司於二零零一年七月十七日宣佈，本公司之全資附屬公司第一電業於二零零一年七月十六日與Napson訂立有條件買賣協議，據此，第一電業已有條件同意向Napson收購宏集之全部已發行股本，現金代價為31,096,000港元，其中1,096,000港元於完成時以一筆過款項支付，而餘額30,000,000港元則以連續60個月分期每月支付相同金額500,000港元免息攤還。

收購代價之基準乃經訂約各方以公平原則進行磋商後釐定，已參考宏集於二零零一年六月三十日，經二零零一年七月十日之物業估值盈餘調整之未經審核經調整資產淨值及解除，第一電業將以其內部資源為收購撥資。

宏集之主要業務為物業投資，其現有主要資產為其位於香港新界上水之物業及租務協議之全部權利及權益，該物業目前由第一電業租用作倉庫用途，月租總額達245,000港元。

Napson為一間由Charmwood全資擁有之公司，而Charmwood則由全權信託受託人控制，本公司主席兼執行董事朱嘉樂先生為該全權信託之其中一名受益人。因此，根據上市規則第14章，Napson被視為本公司之一名關連人士。收購將構成本公司一項關連交易及須取得獨立股東之批准，始可作實。

2. 於二零零一年七月十六日訂立之協議

2.1 訂約各方

買方：　本公司之全資附屬公司第一電業

賣方：　Napson，一間由Charmwood全資擁有之公司，而Charmwood則由全權信託受託人控制，本公司主席兼執行董事朱嘉樂先生為該全權信託之其中一名受益人

2.2 將予收購之資產

將以不附帶留置權及產權負擔之方式出售2,000,000股每股面值1港元之宏集股份予第一電業，相當於其全部已發行股本。宏集之主要業務為物業投資，其現有主要資產為其位於香港新界上水之物業之全部權利及權益。根據租務協議，該物業目前由第一電業租用作倉庫用途，月租總額達245,000港元。

第一電業大廈之4樓及5樓為物業之一部分，目前以一間銀行為受益人之法律押記所規限，惟該法律押記將於完成前予以解除，而物業之餘下部分不受按揭、抵押及類似產權負擔所限。

該物業為宏集現有之主要資產，經獨立物業估值師西門(遠東)有限公司於二零零一年七月十日估值達33,800,000,港元。

2.3 代價

第一電業將以現金向Napson支付31,096,000港元之代價(根據每股股份15.548港元計算)，其中(a) 1,096,000港元於完成時以一筆過款項支付，而(b)餘額30,000,000港元則以連續60個月分期每月支付相同金額500,000港元免息攤還。首期分期款項須於完成月份後下一個月之最後一個營業日開始攤還。

代價乃經訂約各方以公平原則進行磋商後釐定，已參考宏集於二零零一年六月三十日，經二零零一年七月十日之物業估值盈餘調整之未經審核經調整資產淨值約33,540,000港元及解除。代價較(a)未經審核經調整資產淨值折讓約7.29%；及(b)由獨立估值師西門(遠東)有限公司對上述物業作出33,800,000港元之估值折讓約8%。第一電業將以內部資源為收購撥資。董事認為，收購之條款(包括代價)對本公司及本公司之獨立股東而言屬公平合理。

2.4 條件及完成

根據協議之完成須待本公司獨立股東於股東特別大會上通過決議案批准收購，方告作實。將於二零零一年八月二十三日召開股東特別大會。倘該條件未能於二零零一年十月三十一日或之前獲達成，協議將告無效及在此情況下，協議之訂約各方將毋須對其他訂約方負上任何進一步責任。

預期收購將於上述條件獲達成後起計第六個營業日完成。

3. 有關宏集之資料

宏集之主要業務為物業投資。宏集之主要資產為該物業以及租務協議之全部權利及權益。第一電業目前向宏集租用該物業，月租總額達245,000港元。根據宏集之管理賬目，宏集於二零零一年六月三十日之未經審核資產淨值(調整前)約為21,060,000港元。經計及解除及物業之估值盈餘，於二零零一年六月三十日之未經審核經調整資產淨值約達33,540,000港元。宏集截至一九九九年十二月三十一日止年度之除稅前及除稅後經審核溢利分別約達3,580,000港元及3,040,000港元，而截至二零零零年十二月三十一日止年度之除稅前及除稅後經審核溢利分別約達2,750,000港元及2,380,000港元。截至一九九九年十二月三十一日止年度及截至二零零零年十二月三十一日止年度，宏集之經審核資產淨值分別約達17,430,000港元及19,810,000港元。

4. 收購之原因

本公司透過其附屬公司主要於香港、澳門及中國從事入口、經銷及分銷「珍寶」冷氣機、雪櫃及洗衣機。董事有見第一電業現正向宏集租賃物業作貨倉之用，加上近期香港物業市場之發展，認為進行收購將對本公司及其股東有利，本集團將因此而每年節省租金約2,940,000港元。

5. 一般資料

Napson為一間由Charmwood全資擁有之公司，而Charmwood則由全權信託之受託人控制。本公司主席兼執行董事朱嘉樂先生為該全權信託之其中一名受益人。因此，根據上市規則第14章，Napson為本公司之關連人士，收購將構成本公司一項關連交易及須待獨立股東於股東特別大會批准，始可作實。Charmwood及其聯繫人士將放棄投票。

本公司已組成獨立董事委員會，就收購條款向獨立股東提出意見。唯高達融資有限公司已獲委任就收購向獨立董事委員會提供意見。

董事會函件

本通函旨在為　閣下提供有關收購之進一步資料：(a)載於本通函第7頁獨立董事委員會載有其致獨立股東意見之函件；及(b)載於本通函第8至第10頁唯高達載有其致獨立董事委員會意見之函件及載於本通函第11至第15頁之物業估值以及提供上市規則規定之資料。敬希　閣下垂注該等意見之全文及載有有關收購之若干其他資料之附錄。

此致

列位股東　台照

承董事會命
執行董事
陳啟國
謹啟

二零零一年七月三十日

ALPHA GENERAL (HOLDINGS) LIMITED
第一珍寶(集團)有限公司
(於百慕達註冊成立之有限公司)

獨立董事委員會成員：
陳志強先生
吳樹熾博士

敬啟者：

關連交易

吾等謹此提述本公司於二零零一年七月三十日向股東刊發之通函(「該通函」)，本函件為其一部分。除文義另有所指外，本函件所用詞彙與該通函所用者具相同涵義。

吾等已獲董事會委任為獨立董事委員會，就吾等認為收購條款就獨立股東而言是否屬公平合理而為　閣下提供意見。

唯高達已獲本公司委任為獨立財務顧問，向吾等提供有關收購條款之意見。該通函第8至第10頁之函件載有其意見，連同其所考慮之主要因素。

敬希　閣下垂注分別載於該通函第3至第6頁之董事會函件及第11至第15頁之估值報告以及附錄所載之其他資料。

經考慮收購之條款及唯高達所提供之意見後，吾等認為，就獨立股東而言，收購之條款符合本公司及獨立股東之利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈之決議案以批准收購。

此致

列位獨立股東　台照

獨立董事委員會
陳志強　　吳樹熾博士
謹啟

二零零一年七月三十日

唯高達

唯高達融資有限公司
香港
金鐘
夏慤道16號
遠東金融中心19樓

敬啟者：

關連交易

吾等謹此提述擔任獨立董事委員會之獨立財務顧問，提供有關該等協議之意見。該等協議詳情載於二零零一年七月三十日致股東之通函(「該通函」)，本函件為其一部分。本函件所用詞彙與該通函所用者具相同涵義。

在編製吾等之推薦意見時，吾等已依據該通函所載或所述之資料及事實，並假設該通函所載或所述之資料及陳述，於作出時均屬真實準確，且一直至寄發該通函日期仍屬真實準確。吾等並無理由懷疑董事所提供之資料及陳述之真實性、準確性及完整性。吾等亦已接獲董事之知會並相信於該通函內概無重大事項之遺漏。

吾等認為吾等已審核足夠資料以達致知情見解、證實依賴該通函所載資料之準確性，以及為吾等之推薦建議提供合理基準。然而，吾等並無獨立核實有關資料，亦無就 貴公司、宏集或任何彼等各自之附屬公司及聯繫人之業務及財務狀況或前景進行任何深入調查。

所考慮之主要因素

在評估收購之條款是否屬公平合理時，吾等已考慮下列主要因素及原因：

進行該等收購之背景及原因

貴集團主要於香港、澳門及中國從事入口、經銷及分銷「珍寶」冷氣機、雪櫃及洗衣機。 貴集團自一九九七年七月起已向宏集租賃物業作貨倉之用，現時月租總額達245,000港元。

倘進行收購，吾等知悉　貴集團將因此而每年節省約2,940,000港元之租金，相當於　貴集團截至二零零一年三月三十一日止年度之經審核純利約14%。

經考慮　貴公司就物業之現有用途及估計每年可節省之租金，吾等之意見與董事一致，認為收購乃符合　貴公司及股東之整體利益。

代價

基準

31,096,000港元之代價（根據每股股份15.548港元計算）乃以公平原則進行磋商後釐定，已參考宏集於二零零一年六月三十日，經(i)獨立估值師西門（遠東）有限公司（「獨立估值師」）於二零零一年七月十日編製之物業估值盈餘（「盈餘」）調整之未經審核經調整資產淨值；及(ii)解除。鑑於宏集主要從事物業投資，而其主要資產為其於物業之權益，吾等認為，釐定代價之基準屬公平合理。

吾等知悉，於二零零一年七月十日之物業估值達33,800,000港元。根據宏集於二零零一年六月三十日之未經審核管理賬目，宏集於二零零一年六月三十日之未經審核經調整資產淨值（經盈餘及解除調整）（「經調整資產淨值」）約達33,540,000港元。代價較(i)宏集之經調整資產淨值折讓約7.29%；及較(ii)根據物業估值之物業價值折讓約8%。

吾等亦已審核並與獨立估值師討論有關達致物業估值時之方式及所採用之基準及假設。獨立估值師於按其現有狀況對物業之公平市值進行估值時採納公開市場法。鑑於上述各項，吾等認為物業估值為可靠之估值。

經考慮上述各項，吾等認為，代價就　貴公司及獨立股東而言屬公平合理。

付款年期

根據協議之條款，　貴公司將於(a)完成時以一筆過款項支付1,096,000港元，而(b)餘額30,000,000港元則以連續60個月分期每月支付相同金額500,000港元免息攤還（首期分期款項須於完成月份後下一個月之最後一個營業日開始攤還）。吾等認為，該項遞延免息還款年期可將對　貴集團之營運資金需求所造成之任何不利影響減至最低，因此，符合　貴公司及獨立股東之利益。

備考財務影響

盈利

完成後， 貴集團能夠每年節省約2,940,000港元之租金支出，為 貴集團之盈利帶來正面影響。

資產淨值

根據宏集於二零零一年六月三十日之經調整資產淨值及應付之代價， 貴集團將會按投資成本基準，將其權益與宏集之資產淨值合併。因此， 貴集團之備考未經審核綜合有形資產淨值將會維持不變。

營運資金

根據 貴公司之二零零零年年報所述， 貴集團於二零零零年三月三十一日有現金結餘約48,440,000港元。完成後， 貴公司將支付合共1,096,000港元現金作為代價。董事認為，除不可預見之情況外，考慮到遞延免息分期付款計劃及 貴集團之現有營運資金狀況，在不影響 貴集團之其他業務之情況下， 貴集團有充裕內部資源來滿足該資金需求。

經考慮收購對 貴集團造成之上述財務影響，吾等認為，收購對 貴集團帶來正面財務影響。

推薦意見

經考慮上述主要因素及原因，吾等認為，收購符合 貴公司及股東之利益，而就 貴公司及獨立股東而言，收購之條款均屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會上提呈以批准收購之普通決議案。

此致

第一珍寶（集團）有限公司
獨立董事委員會 台照

代表
唯高達融資有限公司
董事 董事
劉志華 洪琬貽
謹啟

二零零一年七月三十日

以下為獨立物業估值師西門(遠東)有限公司就其對本集團於香港之物業權益於二零零一年七月十日之估值編製以供收錄於本通函之函件、估值概要及估值證書全文。

Sallmanns 西門

特許測量師、物業顧問
土地及廠房、機器及設備估值師
業務及無形資產估值師

香港
灣仔道165-171號
三聯大廈15樓
電話：(852) 2169 6000
傳真：(852) 2528 5079

敬啟者：

茲遵照　閣下指示，吾等已對宏集投資有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)位於香港之物業權益進行估值。吾等證實曾進行視察、作出有關查詢，並蒐集吾等認為必要之其他資料，以便向　閣下提供吾等對有關物業權益於二零零一年七月十日(「估值日」)之公開市值之意見。

估值基準

吾等對物業權益之估值，乃吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「某項物業之權益於估值日，在下列假定情況下以現金代價無條件完成出售，可合理取得之最高價格：

(a) 有自願賣方；

(b) 於估值日之前，有一段合理時間(視乎物業之性質及市況)適當地在市場推銷權益、協商價格及條款以及完成銷售；

(c) 於任何假定交換合同之較早日期，市況、價值水平及其他情況均與估值日相同；

(d) 不考慮具有特殊興趣買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及非被強迫情況下進行交易。」

估值方法

在評估由　貴集團持作投資用途之物業權益時，吾等採用投資法進行估值，若物業權益已經或將會租予租客，則計及現時租金或假設租金及租賃期滿時可賺取之租金。

業權調查

吾等已經前往有關土地註冊處查冊，並在某些情況下獲提供業權文件及租約摘要。然而，吾等並無查驗文件正本以核實擁有權，亦無確定任何未載於交予吾等之副本之任何修訂是否存在。

估值假設

吾等之估值乃假設於公開市場將物業權益求售而並無憑藉遞延條款合同、售後租回、合資經營、管理協議或任何類似安排，以便提高該等物業之價值。此外，吾等在估值時並無計及出售物業權益之優先購買權，並假設並無出現任何形式之強迫出售情況。

在評估物業權益時，吾等假設　貴集團擁有物業權益之有效及可執行業權，於獲授之整段未屆滿年期內，可自由轉讓物業權益，並有權自由及不受干擾地使用物業權益，惟須已繳清政府地租／土地使用費及一切必需地價／購買代價。

估值代價

吾等曾視察所附估值證書內物業之外貌，在可能情況下亦視察其內部。在吾等之視察過程中，並無發現任何明顯嚴重損壞。然而，吾等並無進行結構測量，因此無法呈報該等物業是確無腐朽、蟲蛀或任何其他結構上之損壞。吾等亦無對任何樓宇設備進行測試。

吾等在頗大程度上依賴　貴集團所提供之資料及接納就圖則批准，法定通告、地役權、年期、樓宇落成日期、佔用情況、租賃、樓面面積及其他一切有關資料之意見。

吾等並無進行詳細實地測量，以證實有關物業之地盤／樓面面積之準確性，但已假設列於提供予吾等之文件之地盤／樓面面積均為正確。估值證書所列之所有尺寸、量度及面積乃根據　貴集團提供予吾等之文件所載資料而提供，因此僅為約數。

吾等無理由懷疑　貴集團提供予吾等之資料之真實及準確程度。　貴集團已知會吾等，指吾等賴以達至知情觀點之資料並無遺漏任何重大事項。吾等亦無理由懷疑有任何資料遭隱瞞。

吾等之估值並無考慮受評估物業所附帶之任何抵押、按揭或債項，亦無計及在出售成交時可能產生之任何開支或税項。除另有説明外，吾等假設物業概不附帶可影響其價值之繁重負擔、限制及支銷。

吾等之估值乃根據由香港測量師學會於二零零零年三月刊發之香港物業資產估值指引（第二版）而進行。

隨函附奉吾等之估值概要及估值證書。

此致

第一珍寶（集團）有限公司
香港
皇后大道東43-59號
東美中心1503室
列位董事　台照

代表
西門（遠東）有限公司
助理董事
鄭澤豪
BSc MUD MRICS AHKIS MCIArb
謹啟

二零零一年七月十四日

附註：鄭澤豪先生為特許測量師，積逾九年香港及亞太區物業估值經驗。

估值概要

編號	物業	於二零零一年七月十日現況下之公開市值 港元	貴集團應佔權益	於二零零一年七月十日貴集團應佔價值 港元
	貴集團在香港持作投資之物業權益			
1.	香港新界上水寶運路21號第一電業大廈地下及車位L1、L2、L3、V1、V2及V3、1樓（連平台）、2樓、3樓（連平台）、4樓及5樓	33,800,000	100%	33,800,000
	總計：	33,800,000		33,800,000

估值證書

貴集團在香港持作投資之物業權益

編號	物業	概況及年期	佔用詳情	於二零零一年七月十日現況下之公開市值
1.	香港新界上水寶運路21號第一電業大廈地下及車位L1、L2、L3、V1、V2及V3、1樓(連平台)、2樓、3樓(連平台)、4樓及5樓 粉嶺上水市地段第117號若干不可分割之平均份數	該物業為一幢於一九九二年落成之6層高工業大廈包括地下之上落貨位、3個貨車位及3個輕型貨車位及1樓至5樓之工業單位。 根據現有分區計劃大綱圖，該物業劃分作「工業用途」。 該物業之總樓面面積約50,006平方呎，而平台面積為1,122平方呎。 該物業現由政府根據新批約第12449號持有，年期由一九九零年九月二十五日起至二零四七年六月三十日屆滿。現時應付之地租相等於該物業當時之差餉估值之3%。	該物業現時根據多份租約(全部日期為一九九七年七月一日)及四張續租通知租予一名租客，續租通知由二零零零年三月三十一日起生效，年期均為三年，由二零零零年七月一日起計至二零零三年六月三十日止，每月租金總額為245,000港元，不包括差餉及管理費。 該物業現時由租客用作貨倉及配套辦公室。	33,800,000港元 （貴集團應佔100%權益：33,800,000港元）

附註：

1. 該物業之註冊業主為宏集投資有限公司。

2. 該物業受一份日期為一九九三年八月十六日之公共契約及管理協議(備忘編號為291624號)限制。

3. 該物業之4樓及5樓已經根據一項日期為一九九三年一月二十九日之法定抵押(備忘編號282665號)押予上海商業銀行有限公司。

4. 就吾等所知(經作出所有合理諮詢後)：

   (a) 並無有關或影響物業之選擇權或優先權；及

   (b) 並無其他事項可能重大影響物業之價值。

1. 責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事對本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本文件概無遺漏其他事實，以致其中所載任何聲明有所誤導。

2. 權益之披露

於二零零一年七月二十六日(即本通函付印前之最後實際可行日期)，各董事及彼等之聯繫人士於本公司之股本中擁有根據證券(披露權益)條例(「披露權益條例」)第29條本公司須存置之登記冊所記錄之權益如下：

(a) 股份

	每股面值0.01港元之股份數目		
董事姓名	個人權益	其他權益	股權百分比
朱嘉樂先生	67,340,000	2,365,200,000 (附註)	61.49%
屈漢強先生	18,660,000	—	0.47%
陳啟國先生	18,710,000	—	0.47%
朱詠儀小姐	80,000,000	—	2.02%

附註：　該等股份由Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由於一九九六年六月設立之全權信託之受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據聯交所證券上市規則應用指引第5項，朱先生擁有該等數目股份之「其他權益」。

(b) 購股權

於二零零一年七月二十六日，董事擁有可在授出日期起十年期內按每股行使價0.02752港元認購本公司股份之購股權權益如下：

	購股權可認購之股份數目		
董事姓名	於二零零一年四月十七日授出	截至於二零零一年七月二十六日行使	於二零零一年七月二十六日尚未行使
朱嘉樂先生	90,000,000	60,000,000	30,000,000
朱詠儀小姐	60,000,000	30,000,000	30,000,000
	150,000,000	90,000,000	60,000,000

上述董事合共持有本公司已發行股本之64.46%。

除上文所披露者外，各董事、主要行政人員或彼等之聯繫人士概無於本公司任何股本證券及債務證券中擁有記錄於根據披露權益條例第29條本公司須存置之登記冊之權益。

3. 主要股東

(a) 在二零零一年七月二十六日，根據披露權益條例第16(1)條存置之登記冊顯示，持有本公司已發行股本中10%或以上權益之股東為Charmwood Development Limited，其持有2,365,200,000股股份，相當於本公司已發行股本之59.79%。此等權益亦已於上文董事於本公司股份之權益中披露為朱嘉樂先生之權益。

(b) 除上文所披露者外，概無人士擁有根據披露權益條例第16(1)條須予記錄之本公司股本權益或擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益。

4. 專家之資格及同意書

唯高達為根據（香港法例第333章）證券條例註冊之投資顧問兼交易商。發出物業估值之西門（遠東）有限公司乃特許測量師、物業顧問及資產估值公司。唯高達及西門（遠東）有限公司均已經就本通函之刊發發出同意書，同意以通函所列之形式及內容轉載其各自之報告及／或引述其名述，迄今並未撤回其同意書。唯高達及西門（遠東）有限公司並無持有本集團任何成員公司任何股權，亦無可認購或提名他人認購本集團任何成員公司證券之權利（不論可合法強制執行與否）。

5. 服務合約

(a) 三名執行董事（朱嘉樂先生、屈漢強先生及朱詠儀小姐）已經分別與本公司訂立服務協議，由一九九七年七月一日起計為期三年，其後繼續有效，直至任何一方給予另一方不少於三個月書面通知終止為止。截至二零零一年三月三十一日止年度，該三名執行董事之酬金總額達1,873,700港元。

(b) 除上文所披露者外，並無其他董事與本集團訂有於一年內不可由本集團無須支付補償（法定補償除外）而終止之服務合約。

6. 董事之權益

(a) 本集團與Napson就使用位於(i)香港皇后大道東43-59號東美中心1503-7室及(ii)九龍土瓜灣下鄉道11號益民大廈地下之物業而訂立兩份租約，各為期三年，由二零零零年二月一日至二零零三年一月三十一日止，租金按當時市值租金計算，月租分別為(i)49,000港元及(ii)30,000港元。於截至二零零一年三月三十一日止年度，已付及應付Napson之總租金為948,000港元。

(b) 本集團亦與宏集（由Napson全資擁有之公司）就使用該物業而訂立四份租約，各為期三年，由一九九七年七月一日至二零零零年六月三十日止。此等租約已續期三年，租金按當時市值租金計算，月租總額達245,000港元。於截至二零零一年三月三十一日止年度，宏集已付及應付之租金總額為3,525,000港元。

(c) 獨立非執行董事已經確認，上述交易乃本集團日常業務中根據監管上述交易之協議之條款而訂立。

(d) 除上文所披露者外，自本集團最近期刊發之經審核賬目之編製日期以來，各董事或暫定董事或專家（本通函所列者）於本集團任何成員公司所收購或出售或租用，或本集團任何成員公司建議收購或出售或租用之任何資產中概無直接或間接權益。

(e) 除上文所披露者外，本公司各董事概無於本通函刊發日期仍然有效並對本集團業務而言為重大之合約或安排中擁有重大權益。

7. 重大不利轉變

就董事所知，自二零零一年三月三十一日（即本公司最近期公佈之經審核財務報表之結算日）以來，本公司之財務或營運狀況並無重大不利轉變。

8. 備查文件

下列文件副本由現時起直至二零零一年八月二十三日（包括該日）期間於一般辦公時間在高露雲律師行（地址為香港遮打道太子大廈6樓）可供查閱：

(a) 載於本通函附錄一之有關該物業之函件及估值證書（連同估值報告全文副本）；

(b) 載於本通函之獨立董事委員會函件；

(c) 載於本通函之唯高達函件；

(d) 本附錄「服務合約」一段所述之本公司三名執行董事之三份服務協議；

(e) 本附錄「專家之資格及同意書」一段所述由唯高達及西門（遠東）有限公司發出之同意書；及

(f) 協議。

ALPHA GENERAL (HOLDINGS) LIMITED
第一珍寶(集團)有限公司

(於百慕達註冊成立之有限公司)

茲通告第一珍寶(集團)有限公司(「本公司」)謹訂於二零零一年八月二十三日星期四上午十一時三十分(或於本公司於同日於同一地點召開之股東特別大會結束或續會後隨即舉行)假座香港干諾道中1號富麗華酒店3樓珊瑚廳2舉行股東特別大會,藉以考慮並酌情通過下列以普通決議案方式之決議案:

普通決議案

「動議批准收購(定義見於二零零一年七月三十日寄發予本公司股東之通函(「通函」,註有「A」字樣及經大會主席簽署以資識別之副本已提呈大會)),包括協議(定義見通函)之條款及條件以及其中所述之交易,並動議授權本公司董事按其全權酌情就這方面採取一切行動及落實該等交易。」

承董事會命
公司秘書
鄧志全

香港,二零零一年七月三十日

附註:

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香港主要辦事處:
香港
皇后大道東43-59號
東美中心1503室



GENERAL

中期報告 2001

Alpha General (Holdings) Limited
第一珍寶(集團)有限公司



GENERAL

Interim Report 2001

Alpha General (Holdings) Limited
第一珍寶(集團)有限公司

INDEPENDENT REVIEW REPORT

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE BOARD OF DIRECTORS OF ALPHA GENERAL (HOLDINGS) LIMITED

Introduction

We have been instructed by Alpha General (Holdings) Limited (the "Company") to review the interim financial report set out on pages 6 to 18.

Directors' responsibilities

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors of the Company.

Review of work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2001.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 17 December 2001

Interim Results

For the six-month period ended 30 September 2001, turnover was approximately HK$302,090,000, representing a decrease of about 14.7% from the corresponding period last year of HK$354,253,000. Profit attributable to shareholders was about HK$11,982,000, representing a decrease of approximately 5.3% when compared with last year's HK$12,653,000. Earnings per share were 0.30 HK cent (2000: 0.33 HK cent).

Business Review

During the first half of financial year 2001/02, the performance of the Group was stable, despite the general influence of the global economic downturn and the reduced local public housing and private housing construction. The main determinants are the successful seizure of retail market for the wave of installation of air conditioners in school campus initiated by the HKSAR Government and the implementation of effective cost control. For the period under review, Hong Kong remained as the principal market for the Group while efforts were also placed to explore new markets in the PRC.

Business in Hong Kong

During the period under review, though the business in Hong Kong was affected by the weak sentiment and inactive second-hand property market, the Group's retailing business remained stable and satisfactory while project business was inevitably being affected. The Group managed to maintain turnover in Hong Kong at HK$192,149,000 (2000: HK$226,443,000), representing a decrease of 15%. Profit from operations decreased 20% amounting to HK$11,437,000 (2000: HK$14,366,000).

Retail market

Under the shadow of global economic downturn, the consumption power and sentiment remained low, which slightly affected the Group's retailing business. For the period under review, turnover for retailing business slightly decreased by 1.6%. Regarding the HKSAR Government increased the subsidies for primary

and secondary schools, orders received from education sector recorded a steady growth, which was encouraging and capable to offset the sluggish atmosphere in retailing market.

In view of continued sluggish operating environment, the Group strove to minimize operating cost in a way to offset the revenue decrease due to the keen market competition. The Group has successfully implemented cost control in the areas of procurement, administration as well as expenses on warehouse and interest.

During the period under review, the price competition of household appliances became more vigorous. The sales of "FUJI ELECTRIC" which targeted mass customers were inevitably being affected. On the other hand, the "**OGENERAL**" air conditioner which targeted medium-to-high end users, remained as one of the top selling brands in Hong Kong.

With regard to accelerated digitalization, the sales performance of Fujitsu Plasma Display monitor was satisfactory during the period under review. It reflected that the premium market was unaffected by economic downturn since the market is more sensitive to the prevailing technology advancement. The sales performance of Fujitsu Plasma Display monitor does draw a promising prospect for the Group's advanced technological product development.

Project market

For project business which supplies and insralls window and split type air-conditioners in various new property development in Hong Kong, its sale performance was affected by the shrinking public housing and private housing construction and inactive second-hand property market. For the period under review, the Group has total contract sum amounted to HK$145,000,000.

Business in the PRC

During the period under review, the competition of the electronic appliance market in the PRC market remained fierce. Competitors resorted to price war. In addition, the lowered temperature in the Southern provinces due to the heavy rainfall in June and July also adversely affected the overall performance of domestic market in the PRC.

The Group has successfully expanded the existing sales network to many major cities including Beijing during the period under review. In preparation for future expansion, the Group will consolidate the existing foothold in Guangdong province and coastal regions of the PRC and reinforce the relationship with dealers in various regions, in addition to the existing sales network in the major distribution zones in the Eastern and Southern districts including Guangzhou, Pearl River Delta areas, Shanghai, Nanjing and Wuxi.

China's recent accession to the World Trade Organization ("WTO") and its successful bid of 2008 Olympic Games hosting country do turn a new page for domestic electrical appliance market in the PRC. With improvement in the domestic living standards and adjustment in electrical policies in rural areas, it is expected that the domestic electrical appliance market will grow in the coming years, and offer numerous business opportunities to the Group.

Prospects

Confronting with the current global economic contraction and the anticipated keen competition in the industry, the Group is determined to make every endeavor to cope with this situation. The strategic approach is effective cost control and product diversification. Moreover, the Group's retail business will remain stable and it will keep on participating in upcoming projects to maintain the brand image of "**OGENERAL**" air-conditioner in Hong Kong.

The Group believes that the PRC's accession to the WTO and the winning of the hosting country of 2008 Olympic Games will open up numerous business opportunities for the Group. The Group will certainly grasp the golden *opportunity of significant growth of the electrical appliance market* in the PRC. It will strive to capture this business potential by applying the inherent professional knowledge and management experience in order to further explore its sales network in the mainland. The Group will *continue to boost the brand name* "**OGENERAL**" in the electrical appliance market and establish partnership with regional dealers. The latter will be done by providing comprehensive sales and after-sales support to dealers in response to the keen competition in air-conditioning industry. The Group will strive to expand the market coverage and improve the profit margin in the PRC.

The Group's website at www.alpha-general.com which provides a more comprehensive after-sale service to its customers, has been launched. It operates positively since the operating cost is reduced by no-paper communication and automatic reply or confirmation on appointment, in addition to the increased number of maintenance contracts preceded through online booking, which enlarges income stream in return.

Looking forward, the Group plans to diversify product range to other similar products such as high technology consumer electronics and computer peripherals to explore high potential business. In addition, the Group will continue to identify new investments related to information technology to capitalize on additional business opportunities.

Employment and Remuneration Policy

As at *30 September 2001*, the *Group employed approximately 170 employees*, of which about 126 in Hong Kong and 44 in the PRC. The remuneration policy and package of the Group's employees are based on industry's practices. In addition, discretionary bonus and other merit payments are linked to the profit performance of the Group and individual performance as recognition and reward for value creation. Its staff benefits, welfare and statutory contributions if any, are made in accordance with prevailing labour laws of its operating entities.

Condensed Consolidated Income Statement

For the six months ended 30 September 2001

	Notes	Six months ended 30.9.2001 HK$'000 (Unaudited)	Six months ended 30.9.2000 HK$'000 (Unaudited)
Turnover	3	302,090	354,253
Cost of sales		(218,946)	(262,973)
Gross profit		83,144	91,280
Other revenue		643	78
Distribution costs		(34,234)	(37,536)
Administrative expenses		(34,438)	(37,096)
Profit from operations	3 & 4	15,115	16,726
Finance costs		(938)	(993)
Interest income		378	261
Profit before taxation		14,555	15,994
Taxation	5	(2,573)	(3,341)
Net profit for the period		11,982	12,653
Dividends	6	(3,916)	(3,866)
Earnings per share	7		
– Basic		0.30 cent	0.33 cent
– Diluted		0.30 cent	N/A

Condensed Consolidated Balance Sheet

At 30 September 2001

	Notes	30.9.2001 HK$'000 (Unaudited)	31.3.2001 HK$'000 (As restated) (Audited)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	61,182	29,894
Investments in securities		1,153	753
		62,335	30,647
Current assets			
Inventories		176,330	188,904
Trade and other receivables	9	140,026	194,781
Bank balances and cash		52,079	16,211
		368,435	399,896
Current liabilities			
Trade and other payables	10	70,577	66,539
Amount due to a related company	11	6,000	–
Bank borrowings – due within one year	12	21,375	66,939
Taxation		1,977	536
Dividend payable		3,439	–
		103,368	134,014
Net current assets		265,067	265,882
Total assets less current liabilities		327,402	296,529

	Notes	30.9.2001 HK$'000 (Unaudited)	31.3.2001 HK$'000 (As restated) (Audited)
Non-current liabilities			
Amount due to a related company	*11*	23,500	–
Deferred taxation		2,608	2,608
		26,108	2,608
		301,294	293,921
CAPITAL AND RESERVES			
Share capital	*13*	39,159	38,660
Reserves	*14*	262,135	255,261
		301,294	293,921

The financial statements on pages 6 to 18 were approved and authorised for issue by the Board of Directors on 17 December 2001 and are signed on its behalf by:

Chu Ka Lok, Peter	Chan Kai Kwok
Director	*Director*

Condensed Consolidated Statement of Recognised Gains and Losses

For the six months ended 30 September 2001

	Six months ended 30.9.2001 HK$'000 (Unaudited)	Six months ended 30.9.2000 HK$'000 (Unaudited)
Net profit and total recognised gains for the period	11,982	12,653
Prior period adjustment for the effect of a change in accounting policy *(see Note 2)* – increase in dividend reserve at 1 April 2000		9,665

Condensed Consolidated Cash Flow Statement
For the six months ended 30 September 2001

	Six months ended 30.9.2001 HK$'000 (Unaudited)	Six months ended 30.9.2000 HK$'000 (Unaudited)
Net cash inflow (outflow) from operating activities	86,676	(5,954)
Net cash outflow from returns on investments and servicing of finance	(2,923)	(732)
Net taxation paid	(1,140)	(991)
Net cash outflow from investing activities	(2,371)	(1,871)
Net cash inflow (outflow) before financing	80,242	(9,548)
Net cash outflow from financing	(41,781)	(7,798)
Increase (decrease) in cash and cash equivalents	38,461	(17,346)
Cash and cash equivalents at beginning of the period	10,495	44,629
Cash and cash equivalents at end of the period	48,956	27,283
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	52,079	32,192
Bank overdrafts	(3,123)	(4,909)
	48,956	27,283

Notes to the Condensed Financial Statements
For the six months ended 30 September 2001

1. **Basis of Preparation**

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2. **Principal Accounting Policies**

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2001, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new/revised accounting policies.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the condensed financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the dividend reserve as at 1 April 2000 by HK$9,665,000 and as at 1 April 2001 by HK$5,799,000 respectively.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business Combinations". Any goodwill arising on acquisitions of subsidiaries or associates after 1 April 2001 is capitalised and amortised over its estimated useful life. Any negative goodwill arising on acquisitions after 1 January 2001 will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. At 31 March 2000, there was no goodwill or negative goodwill held in reserves and, consequently, no prior period adjustment is required.

Apart from SSAP 9 (Revised) and SSAP 30, the other new and revised SSAPs adopted during the period have not had any impact on the Group.

3. Turnover and Segment Information

An analysis of the Group's turnover and contribution to profit from operations by geographical segment is as follows:

	Turnover Six months ended		Contribution to profit from operations Six months ended	
	30.9.2001 HK$'000 (Unaudited)	30.9.2000 HK$'000 (Unaudited)	30.9.2001 HK$'000 (Unaudited)	30.9.2000 HK$'000 (Unaudited)
Sales of air-conditioners				
Hong Kong and Macau Special Administrative Regions	192,149	226,443	11,437	14,366
People's Republic of China ("PRC")	109,941	127,810	3,678	2,360
Total	302,090	354,253	15,115	16,726

Alpha General (Holdings) Limited

4. Profit from operations

Profit from operations has been arrived at after charging depreciation and amortisation of HK$1,311,000 (2000: HK$1,249,000) in respect of the Group's property, plant and equipment.

5. Taxation

	Six months ended 30.9.2001 HK$'000 (Unaudited)	Six months ended 30.9.2000 HK$'000 (Unaudited)
The charge comprises:		
Hong Kong Profits Tax	2,010	2,378
Taxation in other jurisdictions	563	963
	2,573	3,341

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

6. Dividends

On 23 August 2001, a final dividend of 0.15 HK cent per share (2000: 0.25 HK cent) was approved by the shareholders for the year ended 31 March 2001.

The directors have determined that an interim dividend of 0.10 HK cent (2000: 0.10 HK cent) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Thursday, 10 January 2002.

7. Earnings per Share

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Six months ended 30.9.2001 HK$'000	Six months ended 30.9.2000 HK$'000
Earnings for the purposes of basic and diluted earnings per share		
Net profit for the period	11,982	12,653
Weighted average number of ordinary shares for the purpose of basic earnings per share	3,939,422,142	3,866,024,000
Effect of dilutive potential ordinary shares:		
– Share options	24,128,901	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share	3,963,551,043	N/A

No diluted earnings per share was calculated for the period ended 30 September 2000 as there were no share options or warrants outstanding during the period.

8. Property, Plant and Equipment

During the period, property, plant and equipment with an aggregate net book value of approximately HK$31,112,000 were acquired as a result of the acquisition of a subsidiary.

The Group also spent approximately HK$1,515,000 on additions of property, plant and equipment for group expansion.

Alpha General (Holdings) Limited

9. Trade and Other Receivables

The Group allows an average credit period of 30 days to its trade customers. An aged analysis of trade receivables is as follows:

	30.9.2001 HK$'000 (Unaudited)	31.3.2001 HK$'000 (Audited)
0 – 30 days	32,503	96,696
31 – 60 days	27,390	13,061
> 60 days	72,133	66,589
	132,026	176,346
Other receivables	8,000	18,435
	140,026	194,781

10. Trade and Other Payables

An aged analysis of trade payables is as follows:

	30.9.2001 HK$'000 (Unaudited)	31.3.2001 HK$'000 (Audited)
0 – 30 days	20,310	51,077
31 – 60 days	5,872	–
> 60 days	24,036	7,386
	50,218	58,463
Other payables	20,359	8,076
	70,577	66,539

11. Amount due to a related company

The amount represents balance due to Napson Trading Limited ("Napson"). The amount is unsecured, interest-free and has fixed repayment terms. Details of the transaction giving rise to the balance are set out in note 15.

12. Bank Borrowings – Due within one year

	30.9.2001 HK$'000 (Unaudited)	31.3.2001 HK$'000 (Audited)
Trust receipt loans	4,233	35,053
Bank loans and overdrafts	17,142	31,886
	21,375	66,939

13. Share Capital

	Number of shares	Amount HK$'000
Authorised:		
Ordinary shares of HK$0.01 each:		
– balance at 1 April 2001 and 30 September 2001	6,000,000,000	60,000
Issued and fully paid:		
Ordinary shares of HK$0.01 each:		
– balance at 1 April 2001	3,866,024,000	38,660
– issue of shares upon exercise of share options	90,000,000	900
– repurchase of shares during the period	(40,180,000)	(401)
– balance at 30 September 2001	3,915,844,000	39,159

During the period, an aggregate of 150,000,000 share options were granted to the Company's employees under the Share Option Scheme and 90,000,000 share options were exercised at a subscription price of HK$0.02752 per share during the period.

14. Reserves

	Share premium HK$'000	Dividend reserve HK$'000	Special reserve HK$'000	PRC statutory reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2000							
– as originally stated	53,868	–	3,382	–	–	181,562	238,812
– prior period adjustment	–	9,665	–	–	–	–	9,665
– as restated	53,868	9,665	3,382	–	–	181,562	248,477
Final dividend for year ended 31 March 2000 approved	–	(9,665)	–	–	–	–	(9,665)
Interim dividend for period ended 30 September 2000 proposed	–	3,866	–	–	–	(3,866)	–
Interim dividend for the period ended 30 September 2000 approved	–	(3,866)	–	–	–	–	(3,866)
Final dividend for year ended 31 March 2001 proposed	–	5,799	–	–	–	(5,799)	–
Transfer from retained profits	–	–	–	1,259	–	(1,259)	–
Profit for the year	–	–	–	–	–	20,315	20,315
At 31 March 2001	53,868	5,799	3,382	1,259	–	190,953	255,261
Premium on exercise of share options	1,576	–	–	–	–	–	1,576
Premium on repurchase of shares	(885)	–	–	–	–	–	(885)
Final dividend for the year ended 31 March 2001 approved	–	(5,799)	–	–	–	–	(5,799)
Transfer from retained profits	–	–	–	50	–	(50)	–
Transfer upon repurchase of shares	–	–	–	–	401	(401)	–
Profit for the period	–	–	–	–	–	11,982	11,982
At 30 September 2001	54,559	–	3,382	1,309	401	202,484	262,135

15. Acquisition of a subsidiary

During the period, the Group acquired the entire issued share capital of Grant Return Investments Limited from Napson for a cash consideration of HK$31,096,000 payable as to HK$1,096,000 by one lump sum on completion and as to the balance of HK$30,000,000 by 60 consecutive equal monthly installments of HK$500,000 each, interest-free.

Napson is a company wholly-owned by Charmwood Development Limited which is *in turn controlled by the trustee of a discretionary* trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries.

This transaction has been accounted for using the purchase method of accounting.

The effect of the acquisition is summarised as follows:

	HK$'000
Net assets acquired:	
Property, plant and equipment	31,112
Net current liabilities acquired	(16)
	31,096
Net cash outflow arising on acquisition:	
Cash consideration paid	1,096
Amount due to a related company	30,000
	31,096
Bank balances and cash acquired	(628)
	30,468

Grant Return Investments Limited did not make any significant contribution to the results of the Group during the interim period.

Alpha General (Holdings) Limited

ADDITIONAL INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Interim Dividend

The directors have determined that an interim dividend of 0.10 HK cent (2000: 0.10 HK cent) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Thursday, 10 January 2002.

Closure of Register of Members

The register of members of the Company will be closed from Friday, 4 January 2002 to Thursday, 10 January 2002, both days inclusive, during which period no transfers of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration no later than 4:00 p.m. on Thursday, 3 January 2002.

DIRECTORS' INTEREST IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 30 September 2001, the interests of the directors and their associates in the share capital of the Company and its associated corporations recorded in the register kept by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") of the Company were as follows:

(I) The Company

(a) Shares

	Number of Shares of HK$0.01 each	
Name of director	Personal interests	Other interests
Mr. Chu Ka Lok, Peter	67,340,000	2,365,200,000 *(Note)*
Mr. Wat Hon Keung	18,660,000	–
Mr. Chan Kai Kwok	18,710,000	–
Ms. Chu Maria Teresa	80,000,000	–

Note: These shares were held by Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "Other Interests" in such number of shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(II) Shares in subsidiaries

At 30 September 2001, the following director held "Other Interests" in the non-voting deferred shares in Alpha Appliances Limited, a 100% owned subsidiary of the Company, as follows:

Name of director	**Number of non-voting deferred shares**
Mr. Chu Ka Lok, Peter	50,000 *(Note)*

Note: 49,999 shares were held by Charmwood Development Limited and 1 share was held by Reredos Corporation which share was in turn held in trust for Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "Other Interests" in such number of non-voting deferred shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In addition, a number of directors held non-beneficial interest in shares in certain subsidiaries as nominees.

Save as disclosed above, none of the directors, chief executives or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or its associated corporations (as defined in the SDI Ordinance) as recorded in the register required to be kept under Section 29 of the SDI Ordinance.

DIRECTORS' RIGHT TO ACQUIRE SHARES

At no time during the period under review was the Company, its holding company, or any of its subsidiaries a party to any arrangements to enable the Company's directors or their respective spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Liquidity and Capital Resources

The Group generally finances its operations with internally generated cash flow and facilities provided by bankers in Hong Kong.

During the six months ended 30 September 2001, the Group generated a net cash inflow from operating activities of approximately HK$87 million as compared to a net cash outflow of HK$6 million in corresponding period last year. The Group repaid trust receipt loans and bank loans of about HK$30.8 million and HK$14.7 million respectively during the period. As at 30 September 2001, the current ratio of the Group was 3.56.

Taking into consideration the anticipated internally generated funds and the available unutilized banking facilities, the Directors believe that the Group has sufficient resources to meet its foreseeable capital expenditure and working capital requirements.

Substantial Shareholders

As at 30 September 2001, according to the register kept under Section 16(1) of the SDI Ordinance, the only shareholder who had an interest in 10% or more of the issued share capital of the Company was Charmwood Development Limited which held 2,365,200,000 shares. This interest has also been disclosed as an interest of Mr. Chu Ka Lok, Peter in the disclosure of directors' interest in shares of the Company above.

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance as at 30 September, 2001.

Compliance with Code of Best Practice

The Company has complied throughout the period under review with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited, with which it is required to report compliance.

Audit Committee

The Audit Committee of the Company has reviewed the unaudited interim financial statements of the Company for the six months ended 30 September 2001.

Purchase, Sale or Redemption of Listed Securities

During the period under review, the Company repurchased a total of 40,180,000 shares of HK$0.01 each of the Company on the Stock Exchange of Hong Kong Limited, all of which were cancelled. The repurchases of the Company's shares during the period under review were effected by the directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value and earnings per share of the Company. Details of the repurchased shares are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest HK$	Price per share Lowest HK$	Total price paid HK$
August 2001	14,180,000	0.037	0.030	491,300
September 2001	26,000,000	0.030	0.024	711,500

Save as disclosed above, the Company did not redeem any of its listed securities during the period under review. Neither the Company, nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 30 September 2001.

Appreciation

Last but not the least, I would like to express my sincere gratitude to our teams for their hard work and dedicated efforts, and to our customers for their continual support for our products and services, and our shareholders for their trust and support.

By Order of the Board
Chu Ka Lok, Peter
Chairman

HKSAR, 17 December 2001

獨立審閱報告

德勤·關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

致第一珍寶(集團)有限公司董事會

引言

本核數師(以下簡稱「我們」)已審閱 第一珍寶(集團)有限公司(「貴公司」)於第6頁至第18頁的中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則,上市公司必須以符合香港會計師公會所頒佈的《會計實務準則》第25號「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責,並由董事核准通過。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告,評估中期財務報告中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱範圍遠較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作,我們並沒有察覺截至二零零一年九月三十日止六個月的中期財務報告需要作出任何重大的修定。

德勤•關黃陳方會計師行
執業會計師
香港,二零零一年十二月十七日

中期業績

截至二零零一年九月三十日止六個月，營業額約達302,090,000港元，較去年同期之354,253,000港元下跌約14.7%。股東應佔溢利約達11,982,000港元，較去年同期之12,653,000港元下跌約5.3%，每股盈利為0.30港仙（二零零零年：0.33港仙）。

業務回顧

於二零零一／零二財政年度上半年，儘管受到全球經濟疲弱及公營房屋和私營房屋減建之外圍因素影響，本集團表現仍見穩定，其主因之一乃本集團把握了香港特區政府推行在校園安裝冷氣機而湧現之商機，配合成本控制，成功掌握零售市場。於回顧期內，香港仍為本集團之主要市場，惟本集團亦致力開發中國之新市場。

香港業務

於回顧期內，儘管香港業務受到疲弱的消費意欲及淡靜的二手物業市場所影響，然而本集團之零售業務表現持平，令人滿意，惟工程項目業務則難免受到影響。本集團香港之營業額保持，錄得192,149,000港元（二零零零年：226,443,000港元），較去年同期下調15%。期內經營溢利下跌20%，達11,437,000港元（二零零零年：14,366,000港元）。

零售市場

在全球經濟下滑之陰影下，消費者之購買力及消費意欲仍然偏低，本集團之零售業務因而受到輕微影響。於回顧期內，零售業務之營業額輕微下調

1.6%。由於香港特區政府給予中小學之資助增加，來自教育界之訂單有穩定增長，情況不但令人鼓舞，更有助彌補表現滯緩之零售市場。

在持續蕭條的經營環境下，本集團致力降低經營成本，以抵銷市場競爭導致收益下降之影響。本集團成功控制採購、行政成本以及貨倉租賃及利息的支出。

於回顧期內，家庭電器價格之競爭更趨激烈。故以大眾化為主之「FUJI ELECTRIC」冷氣機之銷售難免亦受到影響。另一方面，針對中高檔用家之「[illegible]」冷氣機仍為本港銷量最高之冷氣機品牌之一。

在加速增長的電子發展下，於回顧期內，「Fujitsu」等離子顯示屏之銷售表現令人滿意，反映市場對主流科技進展更為敏感，故高價市場未受經濟下滑所影響。從「Fujitsu」等離子顯示屏之銷售表現可見本集團之先進科技產品發展前景明朗。

工程項目市場

由於公營房屋及私營房屋減建及二手物業市場依然淡靜，為本港多個新物業發展項目安裝窗口式及分體式冷氣機之工程項目業務之銷售表現因而受到影響。於回顧期內，本集團取得共約145,000,000港元之工程項目。

中國業務

於回顧期內，國內電器市場競爭仍然激烈。行內競爭者紛紛割價促銷釀成減價戰。此外，由於六月及七月南部省份之雨季令氣溫下降，亦對國內市場之整體表現產生不利影響。

於回顧期內，本集團已成功擴充現有銷售網絡至包括北京之眾多主要城市。為準備將來之發展，除位於東部及南部地區之主要經銷區域，包括廣州、珠江三角州地區、上海、南京及無錫內之現有銷售網外，本集團亦致力鞏固現時以廣東省及中國沿岸地區為主之根據地，並將加強與各地區經銷商之合作關係。

中國加入世界貿易組織(「世貿」)及成功申辦二零零八年奧運會將為中國家電市場揭開新一頁。隨着當地生活環境改善及農村地區電力政策的調整，預料家庭電器市場將於來年增長，並為本集團帶來龐大的商機。

前瞻

面對目前全球經濟萎縮及行內預期出現的激烈競爭，本集團銳意竭盡所能迎接眼前之挑戰。本集團將採取有效的成本控制及多元化產品之策略。此外，本集團之零售業務將保持穩定，並繼續參與即將進行之工程項目，致力維持「[illegible]」冷氣機在香港之品牌形象。

本集團相信中國加入世貿及贏得二零零八年奧運會之主辦權將帶給本集團無限商機。本集團勢必抓緊中國電器市場大幅增長之黃金機會，並憑藉其固有之專業知識及管理經驗，進一步開拓內地之銷售網絡。本集團將繼續在電器市場上加強宣傳「[illegible]」品牌，並透過向經銷商提供全面銷售及售後支援建立彼此之夥伴關係，以面對冷氣機業內之激烈競爭。本集團將致力擴大中國之市場覆蓋率及改善其邊際利潤。

本集團網頁www.alpha-general.com經已啟用，為客戶提供更全面之售後服務。由於集團可於網上與客戶進行無紙聯繫，網頁系統亦能自動回覆查詢或確認預約，有效地降低營運成本。此外，透過方便快捷之網上預約，維修合約數目因而增多，增加集團之收入來源。

展望將來，本集團計劃把產品種類多元化，包括其他性質相近之產品如高科技消費電子產品及電腦週邊產品，藉以開拓潛力優厚之業務。此外，本集團將繼續積極物色其他與資訊科技有關之新投資項目，把握更多之商機。

僱員及薪金政策

於二零零一年九月三十日，本集團共聘請約170名職員，其中126名位於香港及44名位於中國大陸。本集團之僱員薪酬及政策乃根據業內慣例釐定。此外，酌情花紅及其他優異表現獎金將與本集團之盈利表現及個人表現掛鈎，作為對員工所作貢獻之表揚及報酬。員工之利益、福利及任何法定公積金乃根據現行的勞工法例來釐定。

簡明綜合收益表

截至二零零一年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
營業額	3	302,090	354,253
銷售成本		(218,946)	(262,973)
毛利		83,144	91,280
其他收益		643	78
分銷費用		(34,234)	(37,536)
行政費用		(34,438)	(37,096)
經營溢利	3及4	15,115	16,726
財務費用		(938)	(993)
利息收入		378	261
除稅前溢利		14,555	15,994
稅項	5	(2,573)	(3,341)
本回顧期純利		11,982	12,653
股息	6	(3,916)	(3,866)
每股盈利	7		
一 基本		0.30港仙	0.33港仙
一 攤薄		0.30港仙	不適用

簡明綜合資產負債表

於二零零一年九月三十日

	附註	於二零零一年 九月三十日 千港元 (未經審核)	於二零零一年 三月三十一日 千港元 (重列) (經審核)
資產與負債			
非流動資產			
物業、廠房及設備	8	61,182	29,894
證券投資		1,153	753
		62,335	30,647
流動資產			
存貨		176,330	188,904
貿易及其他應收賬款	9	140,026	194,781
銀行結存及現金		52,079	16,211
		368,435	399,896
流動負債			
貿易及其他應付賬款	10	70,577	66,539
應付關連公司之金額	11	6,000	–
銀行借貸－於一年內到期	12	21,375	66,939
稅項		1,977	536
應付股息		3,439	–
		103,368	134,014
流動資產淨值		265,067	265,882
資產總值減流動負債		327,402	296,529

	附註	於二零零一年九月三十日 千港元 (未經審核)	於二零零一年三月三十一日 千港元 (重列) (經審核)
非流動負債			
應付關連公司之金額	*11*	23,500	—
遞延稅項		2,608	2,608
		26,108	2,608
		301,294	293,921
資金及儲備			
股本	*13*	39,159	38,660
儲備	*14*	262,135	255,261
		301,294	293,921

第6至第18頁之財務報表已獲董事會於二零零一年十二月十七日批准及授權，並由下列董事代表簽署：

董事	*董事*
朱嘉樂	陳啟國

簡明綜合確認損益表

截至二零零一年九月三十日止六個月

	截至九月三十日止六個月 二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
期內純利及已確認收益總額	11,982	12,653
因會計政策變動之影響而就前期作出調整 *(見附註2)*		
－於二零零零年四月一日股息儲備增加		9,665

簡明綜合現金流量表

截至二零零一年九月三十日止六個月

	截至九月三十日止六個月 二零零一年 千港元 (未經審核)	截至九月三十日止六個月 二零零零年 千港元 (未經審核)
經營業務所得(所耗)之現金淨額	86,676	(5,954)
投資回報及融資費用所耗現金淨額	(2,923)	(732)
已付稅項	(1,140)	(991)
投資業務中所耗現金淨額	(2,371)	(1,871)
融資活動前所得(所耗)之現金淨額	80,242	(9,548)
融資活動所耗現金淨額	(41,781)	(7,798)
現金及現金等值之增加(減少)	38,461	(17,346)
期初之現金及現金等值	10,495	44,629
期終之現金及現金等值	48,956	27,283
現金及現金等值結存之分析		
銀行結存及現金	52,079	32,192
銀行透支	(3,123)	(4,909)
	48,956	27,283

簡明財務報表附註

截至二零零一年九月三十日止六個月

1. 編製基準

此簡明財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製,並根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。

2. 主要會計政策

此簡明財務報表乃根據歷史成本法編製。

除以下所述外,編製此中期財務報表所採納之會計政策乃與編製本集團截至二零零一年三月三十一日止年度之全年財務報表所採納者一致。

本集團於本回顧期首次採納若干項新增及經修訂之會計實務準則,因而採納下列各項新增/經修訂之會計政策。

證券投資

證券投資乃於交易日確認,並初步按成本計算。

於按長期已確認之策略持有之證券之投資乃於報告日期後按成本(扣除任何之長期減值虧損)計算。

其他投資乃按公平值計算,未變現之損益計入期內之純利或虧損。

於結算日後擬派或宣派之股息

根據會計實務準則第9號（經修訂）「結算日後事項」，於結算日後擬派或宣派之股息不再確認為於結算日之負債，但須列為股東權益中的一項獨立部份，並於簡明財務報表附註中披露。此項會計政策之變動已予追溯應用，並因而作出前期調整，股息儲備分別於二零零零年四月一日及二零零一年四月一日增加9,665,000港元及5,799,000港元。

商譽

本集團於本回顧期採納會計實務準則第30號「企業合併」，於二零零一年四月一日以後因收購附屬公司或聯營公司而產生之商譽撥充資本並按其估計可使用年限攤銷。於二零零一年一月一日以後因收購而產生之負商譽則於資產中對沖，並將按結算產生之情況分析而撥作收入。於二零零零年三月三十一日，概無商譽或負商譽於儲備中持有，因此，無需作出前期調整。

除會計實務準則第9號（經修訂）及會計實務準則第30號外，概無其他於期內採納之新增及經修訂之會計實務準則對本集團有任何影響。

3. 營業額及業務分佈資料

本集團之營業額及所佔經營溢利按地區分析如下：

	營業額		所佔經營溢利	
	截至九月三十日止六個月		截至九月三十日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
	（未經審核）	（未經審核）	（未經審核）	（未經審核）
銷售冷氣機				
香港及澳門特別行政區	192,149	226,443	11,437	14,366
中華人民共和國（「中國」）	109,941	127,810	3,678	2,360
總額	302,090	354,253	15,115	16,726

4. 經營溢利

經營溢利已扣除本集團物業、廠房及設備之折舊及攤銷之1,311,000港元（二零零零年：1,249,000港元）。

5. 稅項

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
	（未經審核）	（未經審核）
支出包括：		
香港利得稅	2,010	2,378
其他司法權區之稅項	563	963
	2,573	3,341

香港利得稅乃按期內估計應課稅溢利以16%之稅率計算。

其他司法權區之稅項乃按有關司法權區之現行稅率計算。

6. 股息

於二零零一年八月二十三日，股東批准截至二零零一年三月三十一日止年度之末期股息每股0.15港仙（二零零零年：0.25港仙）。

董事宣佈派發中期股息每股0.10港仙（二零零零年：0.10港仙）予二零零二年一月十日（星期四）辦公時間結束時名列股東名冊之本公司股東。

7. 每股盈利

基本及攤薄盈利乃按以下數據計算：

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
基本及攤薄每股盈利所用之盈利		
本回顧期溢利淨額	11,982	12,653
基本每股盈利而言之普通股加權平均數	3,939,422,142	3,866,024,000
具攤薄潛力之普通股之影響：—購股權	24,128,901	不適用
攤薄每股盈利而言之普通股加權平均數	3,963,551,043	不適用

由於期內並無未行使之購股權或認股權證，因此並無計算截至二零零零年九月三十日止期間之每股攤薄盈利。

8. 物業、廠房及設備

回顧期內，賬面淨值總額約為31,112,000港元之物業、廠房及設備乃因收購一家附屬公司而產生。

本集團亦動用約1,515,000港元添置物業、廠房及設備，以為集團擴張之用。

9. 貿易及其他應收賬款

本集團授予貿易客戶之平均信貸期為三十天。貿易應收賬款之賬齡分析如下：

	於二零零一年九月三十日	於二零零一年三月三十一日
	千港元	千港元
	(未經審核)	(經審核)
零至三十天	32,503	96,696
三十一天至六十天	27,390	13,061
多於六十天	72,133	66,589
	132,026	176,346
其他應收賬款	8,000	18,435
	140,026	194,781

10. 貿易及其他應付賬款

貿易應付賬款之賬齡分析如下：

	於二零零一年九月三十日	於二零零一年三月三十一日
	千港元	千港元
	(未經審核)	(經審核)
零至三十天	20,310	51,077
三十一天至六十天	5,872	—
多於六十天	24,036	7,386
	50,218	58,463
其他應付賬款	20,359	8,076
	70,577	66,539

11. 應付關連公司之金額

此筆金額指欠Napson Trading Limited（「Napson」）之餘款。此筆欠款為無抵押、免息及有固定還款期。有關交易引致欠款之詳情載於附註15。

12. 銀行借貸－於一年內到期

	二零零一年九月三十日 千港元 (未經審核)	二零零一年三月三十一日 千港元 (經審核)
信託收據貸款	4,233	35,053
銀行貸款及透支	17,142	31,886
	21,375	66,939

13. 股本

	股份數目	股本 千港元
法定：		
每股0.01港元之普通股：		
－於二零零一年四月一日及二零零一年九月三十日	6,000,000,000	60,000
已發行及繳足：		
每股0.01港元之普通股：		
－於二零零一年四月一日	3,866,024,000	38,660
－行使購股權所發行之股份	90,000,000	900
－期內購回之股份	(40,180,000)	(401)
－於二零零一年九月三十日結存	3,915,844,000	39,159

於回顧期內，根據購股權計劃，合共150,000,000份購股權授予本公司之僱員，而90,000,000份購股權於期內按認購價0.02752港元行使。

14. 儲備

	股份溢價賬 千港元	股息儲備 千港元	特別儲備 千港元	中國法定儲備 千港元	購回股本儲備 千港元	保留溢利 千港元	總計 千港元
二零零零年四月一日							
－按原列	53,868	－	3,382	－	－	181,562	238,812
－前期調整	－	9,665	－	－	－	－	9,665
－按重列	53,868	9,665	3,382	－	－	181,562	248,477
獲批准截至二零零零年三月三十一日止年度之末期股息	－	(9,665)	－	－	－	－	(9,665)
擬派截至二零零零年九月三十日止期間之中期股息	－	3,866	－	－	－	(3,866)	－
獲批准截至二零零零年九月三十日止期間之中期股息	－	(3,866)	－	－	－	－	(3,866)
擬派截至二零零一年三月三十一日止年度之末期股息	－	5,799	－	－	－	(5,799)	－
轉撥自保留溢利	－	－	－	1,259	－	(1,259)	－
年度溢利	－	－	－	－	－	20,315	20,315
二零零一年三月三十一日	53,868	5,799	3,382	1,259	－	190,953	255,261
行使購股權之溢價	1,576	－	－	－	－	－	1,576
購回股份之溢價	(885)	－	－	－	－	－	(885)
獲批准截至二零零一年三月三十一日止年度之末期股息	－	(5,799)	－	－	－	－	(5,799)
轉撥自保留溢利	－	－	－	50	－	(50)	－
購回股份時轉撥	－	－	－	－	401	(401)	－
期內溢利	－	－	－	－	－	11,982	11,982
二零零一年九月三十日	54,559	－	3,382	1,309	401	202,484	262,135

15. 收購附屬公司

期內，本集團以現金代價31,096,000港元向Napson收購Grant Return Investments Limited之全部已發行股本，代價其中1,096,000港元須於完成時一筆過支付，而餘額30,000,000港元則須等分為每期500,000港元連續支付60個月。

Napson乃Charmwood Development Limited之全資附屬公司，Charmwood Development Limited乃由一份全權信託之受託人控制，而本公司之主席兼執行董事乃該份全權信託之其中一名受益人。

該交易已利用購買會計法予以處理。

收購產生之影響概述如下：

	千港元
已收購資產淨值：	
物業、廠房及設備	31,112
已收購流動負債淨額	(16)
	31,096
因收購產生之現金流出淨額：	
已付現金代價	1,096
應付關連公司之金額	30,000
	31,096
已收購之銀行結餘及現金	(628)
	30,468

於回顧期內，宏集投資有限公司對本集團之業績並無作出任何重大貢獻。

根據上市規則提供之額外資料

中期股息

董事宣佈派發中期股息每股0.10港仙(二零零零年：0.10港仙)予二零零二年一月十日(星期四)辦公時間結束時名列股東名冊之本公司股東。

暫停辦理股份過戶登記手續

本公司將自二零零二年一月四日(星期五)至二零零二年一月十日(星期四)(包括首尾兩日)期間暫停辦理股份過戶登記手續。

為符合獲發中期股息資格，所有股東過戶登記必須於二零零二年一月三日(星期四)下午四時正前，連同相關之股票送交本公司之香港股份過戶登記分處秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)辦理。

董事佔本公司及其聯營公司之證券權益

於二零零一年九月三十日，各董事及彼等之聯繫人士於本公司及其聯營公司之股本中擁有根據證券(披露權益)條例(「披露權益條例」)第二十九條本公司須存置之名冊所記錄之權益如下：

(i) 本公司

(a) 股份

	每股**0.01**港元之股份數目	
董事姓名	私人權益	其他權益
朱嘉樂先生	67,340,000股	2,365,200,000股 *(附註)*
屈漢強先生	18,660,000股	—
陳啟國先生	18,710,000股	—
朱詠儀小姐	80,000,000股	—

附註： 該等股份乃由Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據香港聯合交易所有限公司證券上市條例應用指引第五號，朱先生擁有該等數目股份之「其他權益」。

(ii) 在附屬公司之股份

於二零零一年九月三十日，以下董事持有本公司全資附屬公司第一電業有限公司之無投票權遞延股份之其他權益：

董事姓名	無投票權遞延股份數目
朱嘉樂先生	50,000股 *(附註)*

附註： Charmwood Development Limited持有49,999股股份，而其餘1股股份則由Reredos Corporation以信託形式代Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據香港聯合交易所有限公司證券上市條例應用指引第五號，朱先生擁有該等數目之無投票權遞延股份之「其他權益」。

此外，多位董事以代理人名義於若干附屬公司中持有非實益權益。

除上文所披露者外，各董事、主要行政人員或彼等之聯繫人士概無於本公司或其任何聯營公司（定義見《披露權益條例》）任何股本證券及債務證券中擁有根據《披露權益條例》第二十九條本公司須存置之名冊所記錄之個人、家族、公司或其他權益。

董事購買股份之權利

本公司、其控股公司或其任何附屬公司概無於期內任何時間內訂立任何安排致使本公司之董事、其配偶或18歲以下之子女透過購買本公司或任何其他法人團體之股份或債券而獲取利益。

流動資金及資本資源

本集團一般以內部流動現金及香港銀行所提供之融資支付其營運所需。

截至二零零一年九月三十日止六個月，本集團來自經營業務之現金流入淨額約為87,000,000港元，去年同期現金流出淨額為6,000,000港元。期內，本集團分別償還約30,800,000港元及14,700,000港元之應收信託貸款及銀行貸款。於二零零一年九月三十日，本集團之流動比率為3.56。

董事經考慮預期由內部產生之資金及未動用之可用銀行融資後，認為本集團具備充裕資源應付可預見之資本開支及營運資金所需。

主要股東

於二零零一年九月三十日，根據《披露權益條例》第十六（一）條存置之名冊顯示，唯一持有本公司已發行股本中10%或以上權益之股東為Charmwood Development Limited，其持有2,365,200,000股股份。此等權益亦已於上文董事於本公司證券權益中披露為宋嘉樂先生之權益。

除上文所披露者外，根據《披露權益條例》第十六（一）條本公司須予存置之名冊所載，概無任何人士於二零零一年九月三十日持有本公司股本中之權益。

遵守最佳應用守則

本公司於回顧期內，一直遵守香港聯合交易所有限公司證券上市規則附錄十四所述之最佳應用守則。根據該最佳應用守則，本公司必須滙報遵守狀況。

審核委員會

本公司之審核委員會已審閱本公司截至二零零一年九月三十日止六個月之未經審核中期財務報表。

購入、出售或贖回上市證券

於回顧期內，本公司於香港聯合交易所有限公司購回共40,180,000股本公司之股份，每股面值0.01港元，本公司於購回股份時已註銷全部購回股份。董事會乃根據股東授權購回股份，並以加強公司的資產淨值及每股盈利，使本公司股東得益，購回股份詳情如下：

購回月份	購回股份數目	每股股份價格 最高 港元	每股股份價格 最低 港元	已付之總代價 港元
二零零一年八月	14,180,000	0.037	0.030	491,300
二零零一年九月	26,000,000	0.030	0.024	711,500

除上述披露外，本公司於回顧期內並無贖回其任何上市證券。本公司或其任何附屬公司於截至二零零一年九月三十日止六個月內概無買賣本公司之上市證券。

鳴謝

最後，本人感謝全體員工和管理人員之努力不懈及貢獻，感謝客戶對本集團產品及服務的信賴和擁戴，以及各股東的信任和支持。

承董事會命
主席
朱嘉樂

香港特別行政區，二零零一年十二月十七日

ALPHA GENERAL (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability).

Website: http://www.irasia.com/listco/hk/alphageneral

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

The Board of Directors (the "Board") of Alpha General (Holdings) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2001 together with comparative figures for the corresponding period of 2000 are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

	NOTES	Six months ended 30.9.2001 HK$'000 (Unaudited)	30.9.2000 HK$'000 (Unaudited)
Turnover	3	302,090	354,253
Cost of sales		(218,946)	(262,973)
Gross profit		83,144	91,280
Other revenue		643	78
Distribution costs		(34,234)	(37,536)
Administrative expenses		(34,438)	(37,096)
Profit from operations	3 & 4	15,115	16,726
Finance costs		(938)	(993)
Interest income		378	261
Profit before taxation		14,555	15,994
Taxation	5	(2,573)	(3,341)
Net profit for the period		11,982	12,653
Dividends	6	(3,916)	(3,866)
Earnings per share	7		
– Basic		0.30 cent	0.33 cent
– Diluted		0.30 cent	N/A

Note:

1. **BASIS OF PREPARATION**

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2. **PRINCIPAL ACCOUNTING POLICIES**

   The condensed financial statements have been prepared under the historical cost convention.

   The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2001, except as described below.

   In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new/revised accounting policies.

   Investments in securities

INTERIM DIVIDEND

The directors have determined that an interim dividend of 0.10 HK cent (2000: 0.10 HK cent) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Thursday, 10 January 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 4 January 2002 to Thursday, 10 January 2002, both days inclusive, during which period no transfers of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration no later than 4:00 p.m. on Thursday, 3 January 2002.

INTERIM RESULTS

For the six-month period ended 30 September 2001, turnover was approximately HK$302,090,000, representing a decrease of about 14.7% from the corresponding period last year of HK$354,253,000. Profit attributable to shareholders was about HK$11,982,000, representing a decrease of approximately 5.3% when compared with last year's HK$12,653,000. Earnings per share were 0.30 HK cent (2000: 0.33 HK cent).

BUSINESS REVIEW

During the first half of financial year 2001/02, the performance of the Group was stable, despite the general influence of the global economic downturn and the reduced local public housing and private housing construction. The main determinants are the successful seizure of retail market for the wave of installation of air conditioners in school campus initiated by the HKSAR Government and the implementation of effective cost control. For the period under review, Hong Kong remained as the principal market for the Group while efforts were also placed to explore new markets in the PRC.

Business in Hong Kong

During the period under review, though the business in Hong Kong was affected by the weak sentiment and inactive second-hand property market, the Group's retailing business remained stable and satisfactory while project business was inevitably being affected. The Group managed to maintain turnover in Hong Kong at HK$192,149,000 (2000: HK$226,443,000), representing a decrease of 15%. Profit from operations decreased 20% amounting to HK$11,437,000 (2000: HK$14,366,000).

Retail market

Under the shadow of global economic downturn, the consumption power and sentiment remained low, which slightly affected the Group's retailing business. For the period under review, turnover for retailing business slightly decreased by 1.6%. Regarding the HKSAR Government increased the subsidies for primary and secondary schools, orders received from education sector recorded a steady growth, which was encouraging and capable to offset the sluggish atmosphere in retailing market.

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the condensed financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the dividend reserve as at 1 April 2000 by HK$9,665,000 and as at 1 April 2001 by HK$5,799,000 respectively.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business Combinations". Any goodwill arising on acquisitions of subsidiaries or associates after 1 April 2001 is capitalised and amortised over its estimated useful life. Any negative goodwill arising on acquisitions after 1 January 2001 will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. At 31 March 2000, there was no goodwill or negative goodwill held in reserves and, consequently, no prior period adjustment is required.

Apart from SSAP 9 (Revised) and SSAP 30, the other new and revised SSAPs adopted during the period have not had any impact on the Group.

3. **TURNOVER AND SEGMENT INFORMATION**

An analysis of the Group's turnover and contribution to profit from operations by geographical segment is as follows:

	Turnover Six months ended		Contribution to profit from operations Six months ended	
	30.9.2001	30.9.2000	30.9.2001	30.9.2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales of air-conditioners				
Hong Kong and Macau Special Administrative Regions	192,149	226,443	11,437	14,366
People's Republic of China ("PRC")	109,941	127,810	3,678	2,360
Total	302,090	354,253	15,115	16,726

4. **PROFIT FROM OPERATIONS**

Profit from operations has been arrived at after charging depreciation and amorisation of HK$1,311,000 (2000: HK$1,249,000) in respect of the Group's property, plant and equipment.

5. **TAXATION**

	Six months ended	
	30.9.2001	30.9.2000
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The charge comprises:		
Hong Kong Profits Tax	2,010	2,378
Taxation in other jurisdictions	563	963
	2,573	3,341

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

6. **DIVIDENDS**

On 23 August 2001, a final dividend of 0.15 HK cent per share (2000: 0.25 HK cent) was approved by the shareholders for the year ended 31 March 2001.

The directors have determined that an interim dividend of 0.10 HK cent (2000: 0.10 HK cent) per share should be paid to the shareholders of the Company whose names appear in the Register of Members at the close of business on Thursday, 10 January 2002.

7. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Six months ended	
	30.9.2001	30.9.2000
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share		
Net profit for the period	11,982	12,653

In view of continued sluggish operating environment, the Group strove to minimize operating cost in a way to offset the revenue decrease due to the keen market competition. The Group has successfully implemented cost control in the areas of procurement, administration as well as expenses on warehouse and interest.

During the period under review, the price competition of household appliances became more vigorous. The sales of "FUJI ELECTRIC" which targeted mass customers were inevitably being affected. On the other hand, the "OGENERAL" air conditioner which targeted medium-to-high end users, remained as one of the top selling brands in Hong Kong.

With regard to accelerated digitalization, the sales performance of Fujitsu Plasma Display monitor was satisfactory during the period under review. It reflected that the premium market was unaffected by economic downturn since the market is more sensitive to the prevailing technology advancement. The sales performance of Fujitsu Plasma Display monitor does draw a promising prospect for the Group's advanced technological product development.

Project market

For project business which supplies and installs window and split type air-conditioners in various new property development in Hong Kong, its sale performance was affected by the shrinking public housing and private housing construction and inactive second-hand property market. For the period under review, the Group has total contract sum amounted to HK$145,000,000.

Business in the PRC

During the period under review, the competition of the electronic appliance market in the PRC market remained fierce. Competitors resorted to price war. In addition, the lowered temperature in the Southern provinces due to the heavy rainfall in June and July also adversely affected the overall performance of domestic market in the PRC.

The Group has successfully expanded the existing sales network to many major cities including Beijing during the period under review. In preparation for future expansion, the Group will consolidate the existing foothold in Guangdong province and coastal regions of the PRC and reinforce the relationship with dealers in various regions, in addition to the existing sales network in the major distribution zones in the Eastern and Southern districts including Guangzhou, Pearl River Delta areas, Shanghai, Nanjing and Wuxi.

China's recent accession to the World Trade Organization ("WTO") and its successful bid of 2008 Olympic Games hosting country do turn a new page for domestic electrical appliance market in the PRC. With improvement in the domestic living standards and adjustment in electrical policies in rural areas, it is expected that the domestic electrical appliance market will grow in the coming years, and offer numerous business opportunities to the Group.

PROSPECTS

Confronting with the current global economic contraction and the anticipated keen competition in the industry, the Group is determined to make every endeavor to cope with this situation. The strategic approach is effective cost control and product diversification. Moreover, the Group's retail business will remain stable and it will keep on participating in upcoming projects to maintain the brand image of "OGENERAL" air-conditioner in Hong Kong.

The Group believes that the PRC's accession to the WTO and the winning of the hosting country of 2008 Olympic Games will open up numerous business opportunities for the Group. The Group will certainly grasp the golden opportunity of significant growth of the electrical appliance market in the PRC. It will strive to capture this business potential by applying the inherent professional knowledge and management experience in order to further explore its sales network in the mainland. The Group will continue to boost the brand name "OGENERAL" in the electrical appliance market and establish partnership with regional dealers. The latter will be done by providing comprehensive sales and after-sales support to dealers in response to the keen competition in air-conditioning industry. The Group will strive to expand the market coverage and improve the profit margin in the PRC.

The Group's website at www.alpha-general.com which provides a more comprehensive after-sale service to its customers, has been launched. It operates positively since the operating cost is reduced by no-paper communication and automatic reply or confirmation on appointment, in addition to the increased number of maintenance contracts preceded through online booking, which enlarges income stream in return.

Looking forward, the Group plans to diversify product range to other similar products such as high technology consumer electronics and computer peripherals to explore high potential business. In addition, the Group will continue to identify new investments related to information technology to capitalize on additional business opportunities.

Weighted average number of ordinary shares for the purpose of basic earnings per share	3,939,422,142	3,866,024,000
Effect of dilutive potential ordinary shares: -Share options	24,128,901	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share	3,963,551,043	N/A

8. **RESERVES**

	Share premium HK$'000	Dividend reserve HK$'000	Special reserve HK$'000	PRC statutory reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2000							
- as originally stated	53,868	-	3,382	-	-	181,562	238,812
- prior period adjustment	-	9,665	-	-	-	-	9,665
- as restated	53,868	9,665	3,382	-	-	181,562	248,477
Final dividend for year ended 31 March 2000 approved	-	(9,665)	-	-	-	-	(9,665)
Interim dividend for period ended 30 September 2000 proposed	-	3,866	-	-	-	(3,866)	-
Interim dividend for the period ended 30 September 2000 approved	-	(3,866)	-	-	-	-	(3,866)
Final dividend for year ended 31 March 2001 proposed	-	5,799	-	-	-	(5,799)	-
Transfer from retained profits	-	-	-	1,259	-	(1,259)	-
Profit for the year	-	-	-	-	-	20,315	20,315
At 31 March 2001	53,868	5,799	3,382	1,259	-	190,953	255,761
Premium on exercise of share options	1,576	-	-	-	-	-	1,576
Premium on repurchase of shares	(885)	-	-	-	-	-	(885)
Final dividend for the year ended 31 March 2001 approved	-	(5,799)	-	-	-	-	(5,799)
Transfer from retained profits	-	-	-	50	-	(50)	-
Transfer upon repurchase of shares	-	-	-	-	401	(401)	-
Profit for the period	-	-	-	-	-	11,982	11,982
At 30 September 2001	54,559	-	3,382	1,309	401	202,484	262,135

9. **ACQUISITION OF A SUBSIDIARY**

During the period under review, the Group acquired the entire issued share capital of Grant Return Investments Limited from Napson Trading Limited ("Napson") for a cash consideration of HK$31,096,000 payable as to HK$1,096,000 by one lump sum on completion and as to the balance of HK$30,000,000 by 60 consecutive equal monthly installments of HK$500,000 each, interest-free.

Napson is a company wholly-owned by Charmwood Development Limited which is in turn controlled by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, the chairman and executive director of the Company, is one of the beneficiaries.

This transaction has been accounted for using the purchase method of accounting.

The effect of the acquisition is summarised as follows:

	HK$'000
Net assets acquired:	
Property, plant and equipment	31,112
Net current liabilities acquired	(16)
	31,096
Net cash outflow arising on acquisition:	
Cash consideration paid	1,096
Amount due to a related company	30,000
	31,096
Bank balances and cash acquired	(628)
	30,468

Grant Return Investments Limited did not make any significant contribution to the results of the Group during the interim period.

EMPLOYMENT AND REMUNERATION POLICY

As at 30 September 2001, the Group employed approximately 170 employees, of which about 126 in Hong Kong and 44 in the PRC. The remuneration policy and package of the Group's employees are based on industry's practices. In addition, discretionary bonus and other merit payments are linked to the profit performance of the Group and individual performance as recognition and reward for value creation. Its staff benefits, welfare and statutory contributions if any, are made in accordance with prevailing labour laws of its operating entities.

LIQUIDITY AND CAPITAL RESOURCES

The Group generally finances its operations with internally generated cash flow and facilities provided by bankers in Hong Kong.

During the six months ended 30 September 2001, the Group generated a net cash inflow from operating activities of approximately HK$87 million as compared to a net cash outflow of HK$6 million in corresponding period last year. The Group repaid trust receipt loans and bank loans of about HK$30.8 million and HK$14.7 million respectively during the period. As at 30 September 2001, the current ratio of the Group was 3.56.

Taking into consideration the anticipated internally generated funds and the available unutilized banking facilities, the Directors believe that the Group has sufficient resources to meet its foreseeable capital expenditure and working capital requirements.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the period under review with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited, with which it is required to report compliance.

AUDIT COMMITEE

The Audit Committee of the Company has reviewed the unaudited interim financial statements of the Company for the six months ended 30 September 2001.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period under review, the Company repurchased a total of 40,180,000 shares of HK$0.01 each of the Company on the Stock Exchange of Hong Kong Limited, all of which were cancelled. The repurchases of the Company's shares during the period under review were effected by the directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value and earnings per share of the Company. Details of the repurchased shares are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest HK$	Price per share Lowest HK$	Total price paid HK$
August 2001	14,180,000	0.037	0.030	491,300
September 2001	26,000,000	0.030	0.024	711,500

Save as disclosed above, the Company did not redeem any of its listed securities during the period under review. Neither the Company, nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 30 September 2001.

APPRECIATION

Last but not the least, I would like to express my sincere gratitude to our teams for their hard work and dedicated efforts, and to our customers for their continual support for our products and services, and our shareholders for their trust and support.

By Order of the Board
Chu Ka Lok, Peter
Chairman

HKSAR, 17 December 2001

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website as soon as possible.

The full text of the Company's announcement of interim results can be accessed through internet at: http://www.irasia.com/listco/hk/alphageneral.